Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

OUTERWALL INC.

at

$52.00 PER SHARE, NET IN CASH

by

ASPEN MERGER SUB, INC.

a wholly owned subsidiary of

ASPEN PARENT, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, ON SEPTEMBER 1, 2016 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON

SEPTEMBER 1, 2016), UNLESS THE OFFER IS EXTENDED.

Aspen Merger Sub, Inc., a Delaware corporation (the “Offeror”), and a wholly owned subsidiary of Aspen Parent, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of Outerwall Inc., a Delaware corporation (“Outerwall” or the “Company”), at a purchase price of $52.00 per Share, net to the holders thereof, payable in cash (the “Offer Price”), without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”). Parent and the Offeror are controlled by certain equity funds managed by Apollo Management VIII, L.P. (“Management VIII”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of July 24, 2016, by and among Outerwall, Parent, the Offeror, Redwood Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Redbox Merger Sub”), and Redbox Automated Retail, LLC, a Delaware limited liability company and a wholly owned subsidiary of Outerwall (“Redbox”) (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Offeror will merge with and into Outerwall, with Outerwall surviving as a wholly owned subsidiary of Parent (the “Outerwall Merger”). At the closing of the Outerwall Merger (the “Merger Closing”), each outstanding share of Common Stock (other than Shares owned by Outerwall as treasury stock, Shares owned by any direct or indirect wholly owned subsidiary of Outerwall or owned by Parent or Offeror, in each case immediately before the Effective Time, and Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)), will be canceled and converted automatically into and will thereafter represent only the right to receive an amount in cash equal to the Offer Price (without interest and less any applicable tax withholding). As a result of the Outerwall Merger, the Shares will cease to be publicly traded, and Outerwall will become a wholly owned subsidiary of Parent. Immediately following the consummation of the Outerwall

Merger, Redbox Merger Sub will merge with and into Redbox, with Redbox surviving as a wholly owned subsidiary of Outerwall, as the surviving entity in the Outerwall Merger (the “Redbox Merger” and, together with the Outerwall Merger, the “Mergers”). Redbox Merger Sub is controlled by certain equity funds managed by Management VIII. The Offer, the Mergers and the other transactions contemplated by the Merger Agreement, but excluding, in any event, the Financing (as defined in Section 12—“Sources and Amount of Funds” of the Offer to Purchase), are collectively referred to in this Offer to Purchase as the “Transactions.”

The Board of Directors of Outerwall (the “Outerwall Board”) has unanimously (a) determined that the Transactions, including the Mergers, are fair to, and in the best interests of, Outerwall and its stockholders, (b) approved the Merger Agreement and the Transactions (including the execution, delivery and performance thereof) and, declared it advisable that Outerwall enter into the Merger Agreement and consummate the Transactions in accordance with the DGCL, (c) resolved that the Merger Agreement and the Outerwall Merger will be governed by and effected under Section 251(h) of the DGCL and (d) resolved to recommend that Outerwall’s stockholders accept the Offer and tender their Shares in the Offer.

There is no financing condition to the Offer. The Offer is subject to the satisfaction of the “Minimum Condition” and other conditions described in Section 13—“Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 1 through 9 of this Offer to Purchase under the heading “Summary Term Sheet.” You should read this Offer to Purchase and the other documents to which this Offer to Purchase refers carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others Call Toll-Free: (855) 305-0856

Email: info@okapipartners.com

August 5, 2016

Important

If you desire to tender all or any portion of your Shares to the Offeror pursuant to the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Tendering Shares” below or (b) if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares.

If you desire to tender your Shares to the Offeror pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary and Paying Agent (as defined below) by the expiration of the Offer, you may tender your Shares to the Offeror pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase.

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

* * *

Questions and requests for assistance may be directed to Okapi Partners LLC, the “Information Agent” for the Offer, at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may also be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

* * *

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Offer or passed upon the merits or fairness of the Offer or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

* * *

No person has been authorized to give any information or to make any representation on behalf of Parent or the Offeror not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Parent, the Offeror, the Depositary and Paying Agent, or the Information Agent for the purpose of the Offer.

i

Summary Term Sheet

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase or the Letter of Transmittal. We have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Outerwall (as defined below) contained herein and elsewhere in this Offer to Purchase has been provided to Parent (as defined below) and the Offeror (as defined below) by Outerwall or has been taken from, or is based upon, publicly available documents or records of Outerwall on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer (as defined in the “Introduction” to this Offer to Purchase). Parent and the Offeror have not independently verified the accuracy and completeness of such information. Parent and the Offeror have no knowledge that would indicate that any statements contained herein relating to Outerwall provided to Parent and the Offeror or taken from, or based upon, such documents and records filed with the SEC are untrue or incomplete in any material respect. The following are some questions you, as a stockholder of Outerwall, may have and answers to those questions. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to understand fully the Offer, the Merger Agreement (as defined below) and the other Transactions (as defined below) because the information in this summary term sheet is not complete. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to the Offeror.

Securities Sought	All issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of Outerwall Inc., a Delaware corporation (“Outerwall”).

Price Offered Per Share	$52.00 per share, net to the holders thereof in cash (the “Offer Price”), without interest thereon and less any applicable withholding taxes.

Scheduled Expiration Time	12:00 Midnight, New York City time, on September 1, 2016 (one minute after 11:59 P.M., New York City time, on September 1, 2016), unless the offer is extended or terminated.

Offeror	Aspen Merger Sub, Inc., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Aspen Parent, Inc., a Delaware corporation (“Parent”). Parent is controlled by certain equity funds managed by Apollo Management VIII, L.P. (“Management VIII”).

Who is offering to buy my securities?

The Offeror is offering to purchase for cash all of the outstanding Shares. The Offeror is a Delaware corporation that was formed for the sole purpose of making the Offer and effecting the transaction in which Offeror will be merged with and into Outerwall, with Outerwall surviving as a wholly owned subsidiary of Parent (the “Outerwall Merger”) pursuant to that certain Agreement and Plan of Merger, dated as of July 24, 2016, by and among Outerwall, Parent, the Offeror, Redwood Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Redbox Merger Sub”), and Redbox Automated Retail, LLC, a Delaware limited liability company and a wholly owned subsidiary of Outerwall (“Redbox”) (as it may be amended from time to time, the “Merger Agreement”). The Offeror is a wholly owned subsidiary of Parent. Parent, the Offeror and Redbox Merger Sub are controlled by certain equity funds managed by Management VIII. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning Offeror, Parent and Management VIII.” The Offer, the Outerwall Merger and the other transactions contemplated by the Merger Agreement, but excluding, in any event, the Financing (as defined in Section 12—“Sources and Amount of Funds” of this Offer to Purchase) are collectively referred to as the “Transactions.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding Shares. See “Introduction” and Section 1—“Terms of the Offer.”

How much are you offering to pay for my securities, and what is the form of payment?

We are offering to pay $52.00 per Share, net to you in cash, without interest thereon, less any applicable tax withholding. If you are the record holder of your Shares (i.e., a stock certificate has been issued to you and registered in your name or your Shares are registered in “book-entry” form in your name with Outerwall’s transfer agent) and you directly tender your Shares to Computershare Trust Company, N.A. (the “Depositary and Paying Agent”) in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer (the “Offer Closing”) is not subject to any financing condition. The total amount of funds required by Offeror and Parent to consummate the Offer and to provide funding for the Outerwall Merger is approximately $1.6 billion, plus related fees and expenses. Offeror and Parent expect to fund such cash requirements from the proceeds from (1) debt facilities contemplated by (x) a debt commitment letter, dated July 24, 2016, that Aspen Intermediate, LLC (“Outerwall Holdings”) has entered into in connection with the execution of the Merger Agreement (the “Outerwall Debt Commitment Letter”), which provides for up to $745 million of debt financing (including a $535 million senior secured first-lien term facility, a $75 million senior secured first-lien revolving credit facility and a $135 million senior secured second lien term facility) and (y) a debt commitment letter dated July 24, 2016 that Redwood Intermediate, LLC (“Redbox Holdings”) has entered into in connection with the execution of the Merger Agreement (the “Redbox Debt Commitment Letter” and, together with the Outerwall Debt Commitment Letter, each, a “Debt Commitment Letter” and, collectively, the “Debt Commitment Letters”), which provides for up to $440 million of debt financing (including a $400 million senior secured first lien term facility and a $40 million senior secured first lien revolving credit facility), and/or capital markets transactions and/or bank or other debt financings entered into or issued by Parent, the Offeror or Redbox Merger Sub in lieu of all or a portion of such debt facilities, (2) an equity investment contemplated pursuant to an equity commitment letter, dated July 24, 2016, that Parent has entered into in connection with the execution of the Merger Agreement (the “Equity Commitment Letter”) which provides for up to $630 million in aggregate of equity financing and (3) Outerwall’s available cash following the Merger. Funding of the debt facilities contemplated by each Debt Commitment Letter and the equity financing contemplated by the Equity Commitment Letter is subject to the satisfaction of various customary conditions. See Section 12—“Sources and Amount of Funds” of this Offer to Purchase.

Is your financial condition material to my decision to tender in the Offer?

We do not believe our financial condition is material to your decision whether to tender your Shares and accept the Offer because (a) we were organized solely in connection with the Offer and the Mergers and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Mergers, (b) the Offer is being made for all of the issued and outstanding Shares solely for cash, (c) the Offer is not subject to any financing condition, (d) the Offer is being made for all outstanding Shares of Outerwall, (e) if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares (other than Shares owned by Outerwall as treasury stock, Shares owned by any direct or indirect wholly owned subsidiary of Outerwall or owned by Parent or Offeror, in each case immediately before the Effective Time (as defined below) (collectively, the “Excluded Shares”), and Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the General Corporation

Law of the State of Delaware (the “DGCL”)) for cash at the same price per share as the Offer Price in the Outerwall Merger and (f) we have all of the financial resources, including committed debt and equity financing, sufficient to finance the Offer and the Outerwall Merger. See Section 12—“Sources and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), together with any Shares then owned by the Offeror, representing at least one Share more than 50% of the then-outstanding Shares (the “Minimum Condition”);

•	the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in respect of the Transactions;

•	the absence of any law or order (including any injunction or other judgment), whether temporary, preliminary or permanent, in effect that enjoins, restrains or otherwise prohibits or makes illegal the consummation of the Transactions;

•	the accuracy of Outerwall’s representations and warranties contained in the Merger Agreement (subject to de minimis, materiality and Company Material Adverse Effect (as defined in the Merger Agreement and described in Section 11—“Purpose of the Offer and Plans for Outerwall; Transaction Documents”) qualifiers) (the “Representations Condition”);

•	Outerwall’s performance or compliance with its obligations, agreements and covenants as required under the Merger Agreement in all material respects (the “Covenants Condition”);

•	the absence, since the date of the Merger Agreement, of any effect, change, event or occurrence that, individually, or in the aggregate, has had (or would reasonably be expected to have) a Company Material Adverse Effect (the “MAE Condition”);

•	following the date of the Merger Agreement, the Outerwall Board, or any committee or subcommittee thereof or any equivalent governing body of any subsidiary of Outerwall, having not authorized, or Outerwall having not made, declared or paid any dividend or other distribution (payable in cash, stock, property, rights or otherwise), on any shares of the capital stock of Outerwall or any non-wholly owned subsidiary of Outerwall, other than with respect to Outerwall’s regular quarterly cash dividend of $0.60 per Share for the third quarter of Outerwall’s 2016 fiscal year;

•	following the date of the Agreement, subject to certain exceptions set forth in the Merger Agreement, the Outerwall Board, or any committee or subcommittee thereof or any equivalent governing body of any subsidiary of Outerwall, having not authorized, or Outerwall having not made, any purchases of any shares of capital stock of Outerwall or any non-wholly owned subsidiary of Outerwall (or any warrants, options or other rights to acquire the foregoing); and

•	the completion of a 17 consecutive calendar day marketing period (subject to certain blackout periods described in the Merger Agreement) for the debt financing (the “Marketing Period”) in accordance with the Merger Agreement.

See Section 13—“Conditions of the Offer.”

Is there an agreement governing the Offer?

Yes. Outerwall, Parent, the Offeror, Redbox Merger Sub and Redbox have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Outerwall Merger. See Section 11—“Purpose of the Offer and Plans for Outerwall; Transaction Documents.”

What does the Outerwall Board think about the Offer?

The Outerwall Board has unanimously (a) determined that the Transactions, including the Mergers, are fair to and in the best interests of Outerwall and its stockholders, (b) approved the Merger Agreement and the Transactions (including the execution, delivery and performance thereof) and declared it advisable that Outerwall enter into the Merger Agreement and consummate the Transactions in accordance with the DGCL, (c) resolved that the Merger Agreement and the Outerwall Merger will be governed by and effected under Section 251(h) of the DGCL and (d) resolved to recommend that Outerwall’s stockholders accept the Offer and tender their Shares in the Offer (such recommendation, the “Outerwall Board Recommendation”).

See “Introduction” and Section 10—“Background of the Offer; Contacts with Outerwall”, Section 11—“Purpose of the Offer and Plans for Outerwall; Transaction Documents” and Outerwall’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the SEC in connection with the Offer, a copy of which (without certain exhibits) is being furnished to Outerwall’s stockholders concurrently herewith.

Has the Outerwall Board received a fairness opinion in connection with the Offer and the Outerwall Merger?

Yes. Morgan Stanley & Co. LLC (“Morgan Stanley”), the financial advisor to the Outerwall Board, has rendered to the Outerwall Board, on July 24, 2016, which was subsequently confirmed by delivery of its written opinion, dated July 24, 2016, that, as of such date and based upon and subject to the various limitations, assumptions, factors and matters set forth therein, each of the Offer Price and the Merger Consideration to be received by the stockholders of Outerwall pursuant to the Merger Agreement are fair from a financial point of view to such stockholders of Outerwall. The full text of Morgan Stanley’s written opinion, which describes the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Morgan Stanley in preparing its opinion, will be included as an annex to the Schedule 14D-9. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

How long do I have to decide whether to tender in the Offer?

If you desire to tender all or any portion of your Shares to the Offeror pursuant to the Offer, you must comply with the procedures described in this Offer to Purchase and the Letter of Transmittal, as applicable, by the Expiration Time. The term “Expiration Time” means 12:00 midnight, New York City time, on September 1, 2016 (one minute after 11:59 P.M., New York City time, on September 1, 2016), unless the Offeror has extended the initial offering period of the Offer, in which event the term “Expiration Time” means the latest time and date at which the offering period of the Offer, as so extended by the Offeror, will expire.

If you desire to tender all or any portion of your Shares to the Offeror pursuant to the Offer and you cannot deliver everything that is required in order to make a valid tender by the Expiration Time, you may be able to use a guaranteed delivery procedure by which a broker, a bank or a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”) may guarantee that the missing items will be received by the Depositary and Paying Agent within three NASDAQ Global Select Market (“NASDAQ”) trading days. For the tender to be valid, however, the Depositary and Paying Agent must receive the missing items within such three-trading-day period. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Tendering Shares.”

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact their nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•	if on any date as of which the Offer is scheduled to expire, any condition to the Offer has not been satisfied or waived, we will extend the Offer on one or more occasions in consecutive periods of five business days each (or such other duration as Parent and Outerwall may agree) in order to permit satisfaction of such condition; except that, if the sole remaining unsatisfied condition to the Offer is the Minimum Condition, the Offeror shall not be required to extend the Offer for more than four occasions in consecutive periods of five business days each (or such other duration as Parent and Outerwall may agree);

•	we will extend the Offer for the minimum period required by applicable law, including any rule, regulation, interpretation or position of the SEC or the staff thereof or the rules of the NASDAQ; and

•	we may, in our sole discretion, extend the Offer on up to four occasions in consecutive periods of five business days each (or such other duration as Parent and Outerwall may agree) if on any date as of which the Offer is scheduled to expire, (1) the full amount of the Debt Financing (as defined in Section 12—“Sources and Amount of Funds” below) has not been funded and will not be available to be funded at the Offer Closing or the Merger Closing (other than as a result of breach by Parent, the Offeror or Redbox Merger Sub of certain of their representations, warranties and covenants contained in the Merger Agreement) and (2) Parent, Offeror and Redbox Merger Sub acknowledge and agree, in writing, that (i) Outerwall may terminate the Merger Agreement as a result of the Offeror failing to consummate the Offer (where the conditions to the Offer have been satisfied or waived (other than those conditions to be satisfied at the Acceptance Time)) and receive a cash termination fee of $53,700,000 (the “Parent Termination Fee”) and (ii) solely with respect to both (x) any payment of the Parent Termination Fee as described in (i) above and (y) the Offeror’s obligation, and Parent’s obligation to cause the Offeror, to consummate the Offer, the Representations Condition (other than with respect to certain fundamental representations and warranties of Outerwall), the MAE Condition and the Covenants Condition (other than in respect of any willful or material breach (including any Willful and Material Breach (as defined below)) following the date of delivery of such notice of extension), will be deemed to have been satisfied or waived at the Expiration Time; provided that the Offeror shall not be permitted to extend the Offer to a date later than the Termination Date (as the Termination Date may be extended under the Merger Agreement).

We are not, however, required to extend the Offer beyond 11:59 P.M., New York City time, on the Termination Date. The “Termination Date” is November 23, 2016, except that, if the Marketing Period has commenced but not yet been completed by 11:59 P.M., New York City time, on the Termination Date, the Termination Date will be extended until 11:59 P.M., New York City time, on the third business day following the final date of the Marketing Period.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary and Paying Agent for the Offer, of that fact and will make a public announcement of the extension no later than 9:00 A.M., New York City time, on the business day after the day on which the Offer was scheduled to expire.

Have any stockholders already agreed to tender their Shares in the Offer?

No. We have not previously entered into any agreements with any of Outerwall’s stockholders with respect to their tender of Shares into the Offer. However, Outerwall has informed us that (a) as of August 4, 2016, the executive officers and directors of Outerwall collectively beneficially owned 82,982 Shares (excluding Shares issuable upon exercise of Company Options (as defined below) and Shares issuable with respect to Company

Restricted Stock Awards (as defined below) and Company Performance Awards (as defined below)), representing approximately 0.5% of the then-outstanding Shares and (b) to its knowledge, after making reasonable inquiry, each of Outerwall’s executive officers and directors currently intends to tender, or cause to be tendered, all Shares held of record or beneficially by such holder pursuant to the Offer.

How do I tender my Shares?

If you wish to accept the Offer and:

•	you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered in accordance with the procedures described in this Offer to Purchase and the Letter of Transmittal;

•	you are a record holder (i.e., a stock certificate has been issued to you and registered in your name or your Shares are registered in “book entry” form in your name with Outerwall’s transfer agent), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof) or an Agent’s Message (as defined in Section 3—“Procedures for Tendering Shares” below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, to the Depositary and Paying Agent. These materials must reach the Depositary and Paying Agent before the Offer expires; or

•	you are a record holder, but your stock certificate is not available or you cannot deliver it to the Depositary and Paying Agent before the Offer expires, you may be able to obtain three additional NASDAQ trading days to tender your Shares using the enclosed Notice of Guaranteed Delivery.

See the Letter of Transmittal and Section 3—“Procedures for Tendering Shares” for more information.

May I withdraw Shares I previously tendered in the Offer? Until what time may I withdraw tendered Shares?

Yes. You may withdraw previously tendered Shares any time prior to the Expiration Time, and, if not previously accepted for payment, at any time after October 4, 2016, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, by following the procedures for withdrawing your Shares in a timely manner. To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary and Paying Agent for the Offer, while you have the right to withdraw the Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee prior to the Expiration Time to arrange for the withdrawal of your Shares in a timely manner. See Section 4—“Withdrawal Rights.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares pursuant to the Offer and the Outerwall Merger occurs as described herein, you will receive as a result of the Outerwall Merger the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer, without interest and less any applicable tax withholding.

Subject to certain conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Outerwall Merger to occur.

Because the Outerwall Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by the stockholders of Outerwall will be required in connection with the consummation of the Outerwall Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Outerwall Merger. See Section 7—“Certain Effects of the Offer.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL, we expect the Outerwall Merger to occur as promptly as practicable following the consummation of the Offer without a subsequent offering period.

Are appraisal rights available in either the Offer or the Outerwall Merger?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Outerwall Merger is completed, stockholders will be entitled to appraisal rights in connection with the Outerwall Merger with respect to Shares not tendered in the Offer if such stockholders properly perfect their right to seek appraisal under the DGCL. See Section 16—“Appraisal Rights.”

If the Offer is completed, will Outerwall continue as a public company?

No. Following the purchase of Shares tendered, we expect to promptly consummate the Outerwall Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote by the stockholders of Outerwall will be required in connection with the consummation of the Outerwall Merger. If the Outerwall Merger occurs, Outerwall will no longer be publicly owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Outerwall Merger. If you decide not to tender your Shares in the Offer and the Outerwall Merger occurs as described above, you will receive, as a result of the Outerwall Merger, the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer.

What are your plans for Outerwall after the Outerwall Merger?

We expect that, following consummation of the Outerwall Merger and the other transactions contemplated by the Merger Agreement, the operations of Outerwall, the surviving corporation in the Outerwall Merger (the “Surviving Corporation”), will be conducted substantially as they currently are being conducted. We do not have any current intentions, plans or proposals to cause any material changes in the Surviving Corporation’s business, other than in connection with Outerwall’s current strategic planning.

Nevertheless, the management and/or the board of directors of the Surviving Corporation may initiate a review of the Surviving Corporation to determine what changes, if any, would be desirable following the Offer and the Outerwall Merger to enhance the business and operations of the Surviving Corporation and may cause the Surviving Corporation to engage in certain extraordinary corporate transactions, such as reorganizations, mergers or sales or purchases of assets, if the management and/or board of directors of the Surviving Corporation decide that such transactions are in the best interest of the Surviving Corporation upon such review. See Section 11—“Purpose of the Offer and Plans for Outerwall; Transaction Documents.”

What is the market value of my Shares as of a recent date?

The Offer Price of $52.00 per Share represents a premium of approximately 51% over the closing price of $34.39 per Share reported on NASDAQ on March 14, 2016, the last full trading day before Outerwall announced it would explore strategic alternatives. On July 22, 2016, the last full trading day prior to the public announcement of the signing of the Merger Agreement, the closing price of the Shares reported on NASDAQ was $46.91 per Share. On August 4, 2016, the last full trading day before the Offeror commenced the Offer, the closing price of the Shares reported on the NASDAQ was $52.50 per Share.

We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6—“Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer, as set forth in Section 13—“Conditions of the Offer,” are satisfied or, to the extent permitted, waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount in cash equal to the number of Shares you tendered multiplied by $52.00, without interest (and less any applicable withholding taxes), promptly following the Expiration Time. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

What are the U.S. federal income tax consequences of participating in the Offer?

A U.S. Holder (as defined in Section 5—“Certain U.S. Federal Income Tax Consequences”) that disposes of Shares pursuant to the Offer generally will recognize capital gain or loss equal to the difference between the cash that the U.S. Holder is entitled to receive pursuant to the Offer and the U.S. Holder’s adjusted tax basis in the Shares disposed of pursuant to the Offer.

We do not believe that Outerwall is a USRPHC (as defined in Section 5 —“Certain U.S. Federal Income Tax Consequences”). Assuming this to be the case, a Non-U.S. Holder (as defined in Section 5 —“Certain U.S. Federal Income Tax Consequences”), generally will not be subject to United States federal income tax on gains recognized on the disposition of Shares pursuant to the Offer; provided that (a) the gain is not effectively connected with the conduct of a trade or business by a Non-U.S. Holder in the United States and (b) in the case of a Non-U.S. Holder that is an individual, the Non-U.S. Holder is not present in the United States for 183 days or more during the taxable year of the disposition.

If, contrary to our belief, Outerwall is or, during certain periods, has been, a USRPHC, a Non-U.S. Holder may be subject to United States federal income tax on any gain recognized upon the disposition of Shares pursuant to the Offer, even if the conditions described above are met. Whether or not a Non-U.S. Holder of a USRPHC will be subject to United States federal income tax depends on the number of Shares such Non-U.S. Holder holds and whether such Shares are considered to be “regularly traded” on an established securities market within the meaning of applicable Treasury Regulations issued by the IRS. See Section 5—“Certain U.S. Federal Income Tax Consequences” of this Offer to Purchase.

Outerwall’s stockholders are urged to read carefully Section 5—“Certain U.S. Federal Income Tax Consequences” and to consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances of exchanging their Shares pursuant to the Offer or exchanging Shares pursuant to the Outerwall Merger, including the consequences under any applicable state, local, non-U.S. or other tax laws. See Section 5—“Certain U.S. Federal Income Tax Consequences.”

What will happen to my stock options in the Offer and the Outerwall Merger?

Options to purchase Shares (each, a “Company Option”) are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the effective time of the Outerwall Merger (the “Effective Time”), each outstanding Company Option will, whether or not then exercisable or vested, by virtue of the Outerwall Merger and without any action by Parent, Offeror, Outerwall or the holder thereof, be canceled, extinguished and converted into the right to receive from Parent or the Surviving Corporation promptly following the Effective Time an amount in cash equal to the product of (a) the number of Shares subject to such Company Option immediately before the Effective Time multiplied by (b) the excess, if any, of the Merger Consideration (as defined below), over the exercise price per share of such Company Option, without interest and less any applicable withholding taxes.

What will happen to my shares of time-based restricted stock and performance-based restricted stock or my unearned performance-based restricted stock awards in the Offer and the Outerwall Merger?

Awards of time-based restricted stock and restricted stock earned pursuant to performance-based restricted stock awards (the “Company Restricted Stock Awards”) and unearned performance-based restricted stock awards (the “Company Performance Awards”) are not sought in or affected by the Offer. However, pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding Company Restricted Stock Award, by virtue of the Outerwall Merger and without any action by Parent, Offeror, Outerwall or the holder thereof, will be vested and all restrictions thereon will lapse in full as of immediately before the Effective Time and each such Company Restricted Stock Award will be canceled and converted into the right to receive from Parent or the Surviving Corporation promptly following the Effective Time an amount in cash equal in value to the Merger Consideration multiplied by the aggregate number of Shares subject to such Company Restricted Stock Award immediately before the Effective Time, without interest and less any applicable withholding taxes. Additionally, at the Effective Time, each outstanding Company Performance Award by virtue of the Outerwall Merger and without any action by Parent, Offeror, Outerwall or the holder thereof, will be vested and all restrictions thereon will lapse at the target level as of immediately before the Effective Time and each such Company Performance Award will be canceled and converted into the right to receive from Parent or the Surviving Corporation promptly following the Effective Time an amount in cash equal in value to the Merger Consideration multiplied by the aggregate number of Shares subject to the target level for such Company Performance Award immediately before the Effective Time, without interest and less any applicable withholding taxes.

Whom can I contact if I have questions about the Offer?

For further information, you can call Okapi Partners LLC, the Information Agent for the Offer. Banks and Brokerage Firms, please call: (212) 297-0720. Stockholders and all others call toll-free: (855) 305-0856.

To: Holders of Shares of Common

Stock of Outerwall:

Introduction

Aspen Merger Sub, Inc., a Delaware corporation (the “Offeror”), a wholly owned subsidiary of Aspen Parent, Inc., a Delaware corporation (“Parent”), which is controlled by certain equity funds managed by Apollo Management VIII, L.P. (“Management VIII”), hereby offers to purchase all of the outstanding shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of Outerwall Inc., a Delaware corporation (“Outerwall”), at a purchase price of $52.00 per Share, net to the holders thereof, payable in cash (the “Offer Price”), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with any permitted amendments or supplements thereto, collectively constitute the “Offer”). Outerwall has informed us that (a) as of August 4, 2016, the executive officers and directors of Outerwall collectively beneficially owned 82,982 Shares (excluding Shares issuable upon exercise of Company Options and Shares issuable with respect to Company Restricted Stock Awards and Company Performance Awards), representing approximately 0.5% of the then-outstanding Shares and (b) to its knowledge, after making reasonable inquiry, each of Outerwall’s executive officers and directors currently intends to tender, or cause to be tendered, all Shares held of record or beneficially by such holder pursuant to the Offer.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of July 24, 2016, by and among Outerwall, Parent, the Offeror, Redwood Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Redbox Merger Sub”), and Redbox Automated Retail, LLC, a Delaware limited liability company and a wholly owned subsidiary of Outerwall (“Redbox”) (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Offeror will merge with and into Outerwall, with Outerwall surviving as a wholly owned subsidiary of Parent (the “Outerwall Merger”). As a result of the Outerwall Merger, the Shares will cease to be publicly traded, and Outerwall will become a wholly owned subsidiary of Parent. Immediately following the consummation of the Outerwall Merger, Redbox Merger Sub will merge with and into Redbox, with Redbox surviving as a wholly owned subsidiary of Outerwall, as the surviving entity in the Outerwall Merger (the “Redbox Merger” and, together with the Outerwall Merger, the “Mergers”). Redbox Merger Sub is controlled by certain equity funds managed by Management VIII. The Offer, the Mergers and the other transactions contemplated by the Merger Agreement, but excluding, in any event, the Financing (as defined in Section 12— “Sources and Amount of Funds” below), are collectively referred to in this Offer to Purchase as the “Transactions.”

If your Shares are registered in your name and you tender directly to Computershare Trust Company, N.A. (the “Depositary and Paying Agent”), you will not be obligated to pay brokerage fees or commissions on the purchase of Shares by the Offeror. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among others things, the following: (a) the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the General Corporation Law of the State of Delaware (the “DGCL”)), together with any Shares then owned by the Offeror, represent at least one Share more than 50% of the then-outstanding Shares (the “Minimum Condition”); (b) the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) in respect of the Transactions; (c) the absence of any law or order (including any injunction or other judgment), whether temporary, preliminary or permanent, in effect that enjoins, restrains or otherwise prohibits or makes illegal the consummation of the Transactions; (d) the accuracy of Outerwall’s representations and warranties contained in the Merger Agreement (subject to de minimis, materiality and Company Material Adverse Effect qualifiers) (the “Representations Condition”); (e) Outerwall’s performance or compliance with its obligations, agreements and covenants as required under the Merger Agreement in all material respects (the “Covenants Condition”); (f) the absence, since the date of the Merger Agreement, of any effect, change, event or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect (the “MAE Condition”); (g) following the date of the Merger Agreement, the Outerwall Board, or any committee or subcommittee thereof or any equivalent governing body of any subsidiary of Outerwall, having not authorized, or Outerwall having not made, declared or paid any dividend or other distribution (payable in cash, stock, property, rights or otherwise), on any shares of the capital stock of Outerwall or any non-wholly owned subsidiary of Outerwall, other than with respect to Outerwall’s regular quarterly cash dividend of $0.60 per Share for the third quarter of Outerwall’s 2016 fiscal year; (h) following the date of the Agreement, subject to certain exceptions set forth in the Merger Agreement, the Outerwall Board, or any committee or subcommittee thereof or any equivalent governing body of any subsidiary of Outerwall, having not authorized, or Outerwall having not made, any purchases of any shares of capital stock of Outerwall or any non-wholly owned subsidiary of Outerwall (or any warrants, options or other rights to acquire the foregoing); and (i) the completion of a 17 consecutive calendar day marketing period (subject to certain blackout periods described in the Merger Agreement) as described in Section 11—“Purpose of the Offer and Plans for Outerwall; Transaction Documents (the “Marketing Period”) for the debt financing described in Section 12—“Sources and Amount of Funds” (the “Debt Financing”) in accordance with the Merger Agreement. The Offer is also subject to certain other terms and conditions. See Section 13—“Conditions of the Offer.”

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on September 1, 2016 (one minute after 11:59 P.M., New York City time, on September 1, 2016) or, if the Offer has been extended pursuant to and in accordance with the Merger Agreement, the date and time to which the Offer has been so extended. See Section 1—“Terms of the Offer,” Section 13—“Conditions of the Offer” and Section 15—“Certain Legal Matters; Regulatory Approvals.”

The Outerwall Board has unanimously (a) determined that the Transactions, including the Mergers, are fair to and in the best interests of Outerwall and its stockholders, (b) approved the Merger Agreement and the Transactions (including the execution, delivery and performance thereof) and declared it advisable that Outerwall enter into the Merger Agreement and consummate the Transactions in accordance with the DGCL, (c) resolved that the Merger Agreement and the Outerwall Merger will be governed by and effected under Section 251(h) of the DGCL and (d) resolved to recommend that Outerwall’s stockholders accept the Offer and tender their Shares in the Offer (such recommendation, the “Outerwall Board Recommendation”).

For factors considered by the Outerwall Board in connection with making its recommendation, see Item 4 of Outerwall’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the U.S. Securities and Exchange Commission (the “SEC”), a copy of which (without certain exhibits) is being furnished to Outerwall’s stockholders concurrently herewith under the heading “Reasons for Recommendation of the Board.”

The Offer is being made pursuant to the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Outerwall Merger will be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in accordance with the relevant provisions of the DGCL. The Outerwall Merger will become effective upon filing of the Certificate of Merger or at such later date or time as Parent and Outerwall may agree and specify in the Certificate of Merger (the “Effective Time”). At the Effective Time, each issued and outstanding Share (other than Shares owned by Outerwall as treasury stock, Shares owned by any direct or indirect wholly owned subsidiary of Outerwall or owned by Parent or the Offeror, in each case, immediately before the Effective Time (collectively, the “Excluded Shares”), and Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be converted automatically into and will thereafter represent only the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding tax (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for Outerwall; Transaction Documents.”

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such tender offer and received by the depositary prior to the expiration of such tender offer, plus the stock otherwise owned by the consummating corporation equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of such tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in such tender offer, the consummating corporation may effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Time, together with the Shares then owned by the Offeror is, one Share more than 50% of the outstanding Shares, the Offeror does not anticipate seeking the approval of Outerwall’s remaining public stockholders before effecting the Outerwall Merger. Section 251(h) also requires that the Merger Agreement provide that such merger shall be effected as soon as practicable following the consummation of the tender offer. Therefore, Outerwall, Parent and the Offeror have agreed that, subject to the conditions specified in the Merger Agreement, the Outerwall Merger will become effective as soon as practicable after the consummation of the Offer, but in any event no later than the date of, and immediately following, the payment for the Shares tendered in the Offer. See Section 11—“Purpose of the Offer and Plans for Outerwall; Transaction Documents.”

No appraisal rights are available in connection with the Offer. However, if we accept Shares in the Offer and the Outerwall Merger is completed, stockholders may be entitled to appraisal rights in connection with the Outerwall Merger if they do not tender Shares in the Offer and comply with the applicable procedures described under Section 262 of the DGCL. Such stockholder will not be entitled to receive the Offer Price or the Merger Consideration (in each case, without interest and less any applicable withholding taxes), but instead will be entitled to receive only those rights provided under Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Outerwall Merger in order to exercise appraisal rights. See Section 16—“Appraisal Rights.”

Morgan Stanley & Co. LLC (“Morgan Stanley”), the financial advisor to the Outerwall Board, has rendered to the Outerwall Board, on July 24, 2016, which was subsequently confirmed by delivery of its written opinion, dated July 24, 2016, that, as of such date and based upon and subject to the various limitations, assumptions, factors and matters set forth therein, each of the Offer Price and the Merger Consideration to be received by the stockholders of Outerwall pursuant to the Merger Agreement are fair from a financial point of view to such stockholders of Outerwall. The full text of Morgan Stanley’s written opinion, which describes the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Morgan Stanley in preparing its opinion, will be included as an annex to the Schedule 14D-9. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

The Offeror has engaged Computershare Trust Company, N.A. to act as the depositary and paying agent for the Offer (the “Depositary and Paying Agent”). The Offeror has engaged Okapi Partners LLC to act as information agent for the Offer (the “Information Agent”). Parent and the Offeror will pay all charges and expenses of the Depositary and Paying Agent, and the Information Agent.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at the Offeror’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

This Offer to Purchase, the related Letter of Transmittal and the other documents referred to in this Offer to Purchase contain important information and such documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

The Tender Offer

1.	Terms of the Offer

Upon the terms and subject to the satisfaction or, to the extent permitted, waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we have agreed in the Merger Agreement to accept for payment and pay for all Shares validly tendered and not validly withdrawn by the Expiration Time in accordance with the procedures described in Section 4—“Withdrawal Rights.” The term “Expiration Time” means 12:00 midnight, New York City time, on September 1, 2016 (one minute after 11:59 P.M., New York City time, on September 1, 2016), unless the Offeror, in accordance with the Merger Agreement, has extended the offering period of the Offer, in which event the term “Expiration Time” means the latest time and date at which the offering period of the Offer, as so extended by the Offeror, will expire. For purposes of the Offer, as provided under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions described in Section 13—“Conditions of the Offer” (the “Offer Conditions”). The Offeror may, subject to the terms and conditions of the Merger Agreement, terminate the Offer without purchasing any Shares if the conditions described in Section 13 are not satisfied or waived. See Section 11—“Purpose of the Offer and Plans for Outerwall; Transaction Documents—The Merger Agreement—Termination.”

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Offeror expressly reserves the right to increase the Offer Price, waive any Offer Condition (other than the Minimum Condition) or to make any other changes in the terms and conditions of the Offer. However, pursuant to the Merger Agreement, the Offeror has agreed that it will not, without the prior written consent of Outerwall, (a) reduce the maximum number of Shares sought to be purchased in the Offer, (b) reduce the Offer Price or change the form of consideration payable in the Offer, (c) change, modify or waive the Minimum Condition, (d) impose conditions to the Offer that are different than or in addition to the Offer Conditions, (e) modify or amend any existing Offer Condition in a manner that is adverse to the holders of the Shares, (f) except as otherwise required or expressly permitted by the Merger Agreement, extend or otherwise change the Expiration Time, (g) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act or (h) otherwise amend, modify or supplement the Offer in any manner adverse to the holders of the Shares or in any manner that materially delays or unreasonably interferes with, hinders or impairs the consummation of the Offer.

The Merger Agreement provides, among other things, that with respect to the Offer Price and Merger Consideration, if at any time on or after the date of the Merger Agreement and at or prior to the time the Offeror accepts Shares for payment, there is any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Shares, the Offer Price will be adjusted appropriately to provide the same economic effect as contemplated by the Merger Agreement prior to such action.

Subject to the terms and conditions of the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms, (a) the Offeror is required to extend the Offer on one or more occasions in consecutive periods of five business days each (or such other duration as Parent and Outerwall may agree) if at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived, except that if the sole remaining unsatisfied Offer Condition is the Minimum Condition, Offeror shall not be required to extend the Offer for more than four occasions in consecutive periods of five business days each (or such other duration as Parent and Outerwall may agree), (b) the Offeror will extend the Offer for the minimum period required by applicable law, including any rule, regulation, interpretation or position of the SEC or the staff thereof or the rules of the NASDAQ Global Select Market (“NASDAQ”) and (c) the Offeror may, in its sole discretion, extend the Offer on up to four occasions in consecutive periods of five business days each (or such other duration as Parent and Outerwall may agree) if on any date as of which the Offer is scheduled to expire, (1) the full amount of the Debt Financing has not been funded and will not be available to be funded at the consummation of the Offer (the “Offer Closing”) or the Merger Closing (other than as a result of breach by Parent, the Offeror or Redbox Merger Sub of certain of their representations, warranties and covenants contained in the Merger Agreement) and (2) Parent, the Offeror and Redbox Merger Sub acknowledge and agree, in writing, that (i) Outerwall may terminate the Merger Agreement as a result of the Offeror failing to consummate the Offer (where the conditions to the Offer have been satisfied or waived (other than those conditions to be satisfied at the Acceptance Time)) and receive a cash termination fee of $53,700,000 (the “Parent Termination Fee”) and (ii) solely with respect to both (x) any payment of the Parent Termination Fee as described in (i) above and (y) the Offeror’s obligation, and Parent’s obligation to cause the Offeror, to consummate the Offer, the Representations Condition (other than with respect to certain fundamental representations and warranties of Outerwall), the MAE Condition and the Covenants Condition (other than in respect of any willful or material breach (including any Willful and Material Breach (as defined below)) following the date of delivery of such notice of extension), will be deemed to have been satisfied or waived at the Expiration Time; provided that the Offeror shall not be permitted to extend the Offer to a date later than the Termination Date (as the Termination Date may be extended under the Merger Agreement).

The Offeror is not, however, required to extend the Offer beyond 11:59 P.M., New York City time, on the Termination Date. The “Termination Date” is November 23, 2016, except that, if the Marketing Period has commenced but not yet been completed by 11:59 P.M., New York City time, on the Termination Date, the Termination Date will be extended until 11:59 P.M., New York City time, on the third business day following the final date of the Marketing Period. See Section 11—“Purpose of the Offer and Plans for Outerwall; Transaction Documents—The Merger Agreement—Termination.”

There can be no assurance that the Offeror will exercise any right to extend the Offer or that the Offeror will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, the Offeror makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Offeror will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, or otherwise. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date a material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Time the Offeror decreases the number of Shares being sought or changes the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of that increase or change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of that 10th business day.

The Offeror expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the Offer Conditions set forth in Section 13—“Conditions of the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 11—“Purpose of the Offer and Plans for Outerwall; Transaction Documents—The Merger Agreement—Termination.” Under certain circumstances, Parent and the Offeror may terminate the Merger Agreement and the Offer, but Parent and the Offeror are prohibited from terminating the Offer prior to any then-scheduled Expiration Time without the prior written consent of Outerwall, in its sole discretion, unless the Merger Agreement has been terminated in accordance with its terms.

The Offeror expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15—“Certain Legal Matters; Regulatory Approvals.” See Section 13—“Conditions of the Offer” and Section 15—“Certain Legal Matters; Regulatory Approvals.” The reservation by the Offeror of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires the Offeror to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the obligations of the Offeror under those rules or the manner in which the Offeror may choose to make any public announcement, the Offeror currently intends to make announcements by issuing a press release to a national news service and making any appropriate filings with the SEC.

Outerwall has agreed to provide, or cause its transfer agent to provide, Parent and the Offeror with mailing labels containing the names and addresses of record holders of Shares, together with copies of all lists of stockholders, security position listings and computer files and all other information in Outerwall’s possession or control regarding the beneficial owners of Shares, in each case, as of the latest practicable date, and such information (including periodically updated lists of stockholders, security position listings and computer files) as Parent or the Offeror may reasonably request in connection with the Offer. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Outerwall’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended in accordance with the terms of the Merger Agreement, the terms and conditions of any such extension or amendment), including satisfaction or waiver of all of the Offer Conditions, the Offeror will, and Parent will cause the Offeror to, at, or as promptly as practicable after, the Expiration Time, irrevocably accept for payment, and, at or as promptly as practicable following acceptance for payment (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter) pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer. In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, the Offeror reserves the right to delay acceptance for payment of, or payment for, Shares, pending receipt of the regulatory or governmental approvals specified in Section 15—“Certain Legal Matters; Regulatory Approvals.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of (a) certificates representing those Shares or confirmation of the book-entry transfer of those Shares into the Depositary and Paying Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (b) a Letter of Transmittal (or, with respect to a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”), a manually executed facsimile thereof or an Agent’s Message (as defined in Section 3—“Procedures for Tendering Shares” below)), properly completed and duly executed, with any required signature guarantees and (c) any other documents required by the Letter of Transmittal. See Section 3—“Procedures for Tendering Shares.” Accordingly, tendering stockholders may be paid, at different times, depending upon when certificates or book-entry transfer confirmations with respect to their Shares are actually received by the Depositary and Paying Agent.

For purposes of the Offer, the Offeror will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when the Offeror gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from the Offeror and transmitting those payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for any purpose, including for purposes of satisfying the Minimum Condition, unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary and Paying Agent.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for those unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary and Paying Agent’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” those Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Time, the Offeror increases the consideration offered to holders of Shares pursuant to the Offer, that increased consideration will be paid to holders of all Shares that are tendered pursuant to the Offer, whether or not those Shares were tendered prior to that increase in consideration.

3.	Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time and either (1) certificates representing Shares tendered must be delivered to the Depositary and Paying Agent or (2) those Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of that delivery received by the Depositary and Paying Agent (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Time, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and Paying Agent and forming a part of a Book-Entry Confirmation (as defined below), which states that (x) DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of that Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and (y) the Offeror may enforce that agreement against the participant.

Book-Entry Transfer. The Depositary and Paying Agent has agreed to establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer those Shares into the Depositary and Paying Agent’s account in accordance with DTC’s procedures for that transfer using DTC’s ATOP system. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary and Paying Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary and Paying Agent.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by an Eligible Institution. Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith, the owners’ powers are not signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if those Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are held through a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary and Paying Agent, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary and Paying Agent prior to the Expiration Time, may tender those Shares by satisfying all of the requirements set forth below:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Offeror, is received by the Depositary and Paying Agent (as provided below) prior to the Expiration Time; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all those Shares), together with a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary and Paying Agent within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted via facsimile transmission or mailed to the Depositary and Paying Agent and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery made available by the Offeror. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary and Paying Agent by a participant by means of the confirmation system of DTC.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for any purpose, including for purposes of satisfying the Minimum Condition, unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary and Paying Agent.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all those documents will be deemed made, and risk of loss of the certificate representing Shares will pass, only when actually received by the Depositary and Paying Agent (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If the delivery is by mail, it is recommended that all those documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares (pursuant to any one of the procedures described above) will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender, sell, transfer and assign the Shares tendered, as specified in the Letter of Transmittal (and any and all other Shares or other securities issued or issuable in respect of such Shares), and that when the Offeror accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The Offeror’s acceptance for payment of Shares (tendered pursuant to one of the procedures described above) will constitute a binding agreement between the tendering stockholder and the Offeror upon the terms and subject to the conditions of the Offer.

Other Requirements. Notwithstanding any provision of this Offer to Purchase, the Offeror will pay for Shares pursuant to the Offer only after timely receipt by the Depositary and Paying Agent of (a) certificates for (or a timely Book-Entry Confirmation with respect to) those Shares, (b) a Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary and Paying Agent. Under no circumstances will interest be paid by the Offeror on the purchase price of Shares, regardless of any extension of the Offer or any delay in making that payment.

Binding Agreement. The acceptance for payment by the Offeror of Shares (tendered pursuant to one of the procedures described above) will constitute a binding agreement between the tendering stockholder and the Offeror upon the terms and subject to the conditions of the Offer.

Irrevocable Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of the Offeror as that stockholder’s true and lawful agent and attorney-in-fact and proxies, each with full power of substitution and re-substitution, to the full extent of that stockholder’s rights with respect to the Shares tendered by that stockholder and accepted for payment by the Offeror and with respect to any and all other Shares or other securities issued or issuable in respect of those Shares on or after the date of the Merger Agreement. Such proxies and powers of attorney will be irrevocable and deemed to be coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, the Offeror accepts for payment Shares tendered by the stockholder as provided herein. Upon the effectiveness of the appointment, all prior powers of attorney, proxies and consents given by that stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Upon the effectiveness of the appointment, the Offeror’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of that stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of Outerwall’s stockholders, by written consent in lieu of any such meeting or otherwise. The Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Offeror’s payment for those Shares, the Offeror must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to those Shares, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Offeror (which may delegate such power, in whole or in part, to the Depositary and Paying Agent) in its sole and absolute discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. The Offeror reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Offeror, be unlawful. The Offeror also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, the Offeror or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

No alternative, conditional or contingent tenders will be accepted.

4.	Withdrawal Rights

A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Time and, if not previously accepted for payment, at any time after October 4, 2016, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, but only in accordance with the procedures described in this Section 4; otherwise, the tender of Shares pursuant to the Offer is irrevocable.

For a withdrawal of Shares to be effective, a written or, with respect to Eligible Institutions, facsimile transmission, notice of withdrawal with respect to the Shares must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered those Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on those certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of those certificates. If a stockholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the stockholder must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of those Shares.

If the Offeror extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to the Offeror’s rights under this Offer, the Depositary and Paying Agent may nevertheless, on behalf of the Offeror, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the Expiration Time.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offeror (which may delegate such power in whole or in part to the Depositary and Paying Agent), in its sole and absolute discretion, which determination shall be final and binding absent a finding to the contrary by a court of competent jurisdiction. The Offeror also reserves the absolute right to waive any defect or irregularity in the notice of withdrawal of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, the Offeror or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give that notification.

5.	Certain U.S. Federal Income Tax Consequences

The following summary describes certain U.S. federal income tax consequences to holders of Shares with respect to the disposition of Shares pursuant to the Offer or the Outerwall Merger. It addresses only holders that hold Shares as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans or other tax deferred accounts, holders that own or have owned more than 5% of the Shares by vote or value (whether those Shares are or were actually or constructively owned), regulated investment companies, real estate mortgage investment conduits, real estate investment trusts, common trust funds, holders subject to the alternative minimum tax, corporations that accumulate earnings to avoid U.S. federal income tax, persons holding Shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar, U.S. expatriates, dissenting stockholders, and persons that acquired Shares in a compensatory transaction. In addition, this summary does not address persons that hold an interest in a partnership, S corporation or other pass-through entity that holds Shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or U.S. federal non-income tax considerations (e.g., the federal estate or gift tax), or the application of the Medicare tax on net investment income under Section 1411 of the Code.

The following is based on the provisions of the Code, final, proposed and temporary Treasury regulations promulgated under the Code (“Treasury Regulations”), administrative rulings and other guidance, and court decisions, in each case as in effect on the date of this Offer to Purchase, all of which are subject to change, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (a) a citizen or individual resident of the United States; (b) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (1) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (2) the trust has properly elected under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

A “Non-U.S. Holder” is a beneficial owner of Shares, other than a partnership or an entity classified as a partnership for U.S. federal income tax purposes that is not a U.S. Holder.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal tax purposes) may depend on the status or activities of the partner or the partnership. Partnerships that are beneficial owners of Shares, and partners in such partnerships, are urged to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them with respect to the disposition of Shares pursuant to the Offer or the Outerwall Merger.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. Because individual circumstances may vary, holders of Shares should consult their own tax advisors as to the tax consequences of the Offer and the Outerwall Merger on a beneficial holder of Shares in their particular circumstances, including the application of any state, local or non-U.S. tax laws and any changes in such laws.

Certain U.S. Federal Income Tax Consequences for U.S. Holders

A U.S. Holder that disposes of Shares pursuant to the Offer or the Outerwall Merger generally will recognize gain or loss equal to the difference between the cash that the U.S. Holder receives pursuant to the Offer or the Outerwall Merger and the U.S. Holder’s adjusted tax basis in the Shares disposed of pursuant to the Offer or the Outerwall Merger, respectively. See Instruction 9 of the Letter of Transmittal. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) disposed of pursuant to the Offer or the Outerwall Merger. Such recognized gain or loss will generally constitute a capital gain or loss, and will be long-term capital gain or loss if the Shares disposed of in the Offer or the Outerwall Merger are held for more than one year. Certain non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital loss is subject to limitations.

Non-U.S. Holders

Any gain recognized on the receipt of cash pursuant to the Offer or the Outerwall Merger by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a U.S. trade or business of that Non-U.S. Holder (and, if required by an applicable income tax treaty, is also attributable to a permanent establishment in the United States maintained by that Non-U.S. Holder), in which case the Non-U.S. Holder generally will be subject to tax on such gain in the same manner as a U.S. Holder, and, if the Non-U.S. Holder is a Non-U.S. corporation, that corporation may be subject to an additional branch profits tax at the rate of 30% on the effectively connected gain (or such lower rate as may be specified by an applicable income tax treaty);

•	in the case of an individual, the Non-U.S. Holder has been present in the United States for at least 183 days in the taxable year of disposition (and certain other conditions are satisfied), in which case the Non-U.S. Holder may be subject to a flat 30% tax (or a lower applicable income tax treaty rate) on any United States-source gain derived from the sale, exchange, or other taxable disposition of Shares (other than gain effectively connected with a United States trade or business), which may be offset by United States-source capital losses; or

•	Outerwall is or has been a “United States real property holding corporation” (“USRPHC”) for United States federal income tax purposes, at any time during the shorter of the five-year period ending on the date of the disposition and the non-U.S. Holder’s holding period for its Shares and, if the Shares are “regularly traded on an established securities market,” the Non-U.S. Holder held, directly or indirectly, at any time during such period, more than 5% of the issued and outstanding Shares, in which case the consequences will be as described below.

We believe that Outerwall is not, and has not been, a USRPHC. If, contrary to our belief, Outerwall is or has been a USRPHC during the applicable time periods described in the third bullet above, any gain recognized by a Non-U.S. Holder on the exchange of Shares pursuant to the Offer or the Outerwall Merger may be subject to United States federal income tax in the same manner as gain recognized by a U.S. Holder. However, so long as our Shares are considered to be “regularly traded on an established securities market” (“regularly traded”) at any time during the calendar year, a Non-U.S. Holder generally will not be subject to tax on any gain recognized on the exchange of Shares pursuant to the Offer or the Outerwall Merger, unless the Non-U.S. Holder owned (actually or constructively) more than 5% of the total outstanding Shares at any time during the applicable period described in the third bullet point above. A Non-U.S. Holder may, under certain circumstances, be subject to withholding in an amount equal to 15% of the gross proceeds on the sale or disposition of Shares. However, because we believe that the Shares are regularly traded, no withholding should be required under these rules upon the exchange of Shares pursuant to the Offer or the Outerwall Merger.

Information Reporting and Backup Withholding Tax

Payments made to holders of Shares in the Offer or the Outerwall Merger generally will be subject to information reporting and may be subject to a backup withholding tax (currently at a rate of 28%). To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should properly complete and return IRS Substitute Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person within the meaning of Section 7701(a)(30) of the Code, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Non-U.S. Holders that do not otherwise establish an exemption should submit an appropriate and properly completed IRS Form W-8BEN, W-8BEN-E or other appropriate W-8, a copy of which may be obtained from the Depositary and Paying Agent, in order to avoid backup withholding. Non-U.S. Holders should consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a holder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES TO HOLDERS OF SHARES WITH RESPECT TO THE DISPOSITION OF SHARES PURSUANT TO THE OFFER OR THE OUTERWALL MERGER. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

6.	Price Range of Shares; Dividends

The Shares are listed on the NASDAQ under the symbol “OUTR”. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per Share on the NASDAQ as reported by published financial sources with respect to periods occurring in fiscal years 2014, 2015 and 2016:

Fiscal Year	High	Low
2014:
First Quarter	$74.30	$62.60
Second Quarter	$72.85	$57.36
Third Quarter	$62.49	$52.72
Fourth Quarter	$76.38	$51.17
2015:
First Quarter	$77.94	$60.83
Second Quarter	$83.40	$64.93
Third Quarter	$85.26	$56.50
Fourth Quarter	$66.68	$36.51
2016:
First Quarter	$39.84	$24.81
Second Quarter	$45.28	$35.34
Third Quarter (through August 4, 2016)	$53.06	$41.64

On March 14, 2016, the last full trading day before Outerwall announced it would explore strategic alternatives, the reported closing sales price per Share on the NASDAQ was $34.39 per Share. On July 22, 2016, the last full trading day prior to the public announcement of the terms of the Offer and the Outerwall Merger, the reported closing sales price per Share on the NASDAQ was $46.91 per Share. On August 4, 2016, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on the NASDAQ was $52.50 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

Outerwall has paid a quarterly dividend since 2015. On March 18, 2015, June 23, 2015, September 15, 2015, December 8, 2015 and March 29, 2016, Outerwall paid a cash dividend of $0.30 per Share. On June 21, 2016, Outerwall paid a cash dividend of $0.60 per Share. Under the terms of the Merger Agreement, Outerwall is not permitted, without the prior written consent of Parent, to declare or pay dividends with respect to the Shares, other than (i) dividends and distributions by wholly owned subsidiaries of Outerwall to Outerwall and (ii) the one time right of Outerwall to declare and pay its regular quarterly cash dividend for the third quarter of Outerwall’s 2016 fiscal year which shall not exceed $0.60 per Share. On July 24, 2016, Outerwall declared a quarterly dividend of $0.60 per Share for the third quarter of Outerwall’s 2016 fiscal year, which is expected to be paid on September 6, 2016 to Outerwall stockholders of record at the close of business on August 23, 2016. See Section 14—“Dividends and Distributions.”

7.	Certain Effects of the Offer

If, as a result of the Offer, the Offeror owns Shares representing at least one Share more than 50% of the then outstanding Shares, Parent, the Offeror and Outerwall will, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, consummate the Outerwall Merger under the provisions of Section 251(h) of the DGCL without prior notice to, or any action by, any other stockholder of Outerwall as soon as practicable following the consummation of the Offer. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Outerwall Merger.

Market for the Shares. If the Offer is consummated, there will be no market for the Shares because Parent and Offeror intend to consummate the Outerwall Merger as promptly as practicable following the Offer Closing.

NASDAQ Listing. The Shares are currently listed on the NASDAQ and trade under the symbol “OUTR”. Immediately following the consummation of the Outerwall Merger (which is expected to occur as promptly as practicable following the Offer Closing), the Shares will no longer meet the requirements for continued listing on the NASDAQ because the only stockholder will be Parent. Immediately following the consummation of the Outerwall Merger, we intend to cause Outerwall to delist the Shares from the NASDAQ.

Exchange Act Registration. The Shares are currently registered under the Exchange Act.

We intend to seek to cause Outerwall to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Outerwall to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Outerwall. Furthermore, the ability of “affiliates” of Outerwall and persons holding “restricted securities” of Outerwall to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning Outerwall

Outerwall was originally incorporated under the name Coinstar, Inc., as a Delaware corporation, on October 12, 1993. On June 27, 2013, Coinstar, Inc. amended and restated its Certificate of Incorporation and changed its name to Outerwall Inc. Outerwall’s principal executive offices are located at 1800 114th Ave. SE, Bellevue, WA 98004. Outerwall’s telephone number at its principal executive offices is (425) 943-8000.

Outerwall is a leading provider of automated kiosk services, with over 63,000 kiosks nationwide, including Redbox DVD entertainment, Coinstar money and ecoATM electronic recycling services.

Available Information. Outerwall is currently subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Outerwall’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their compensation), the principal holders of Outerwall’s securities, any material interests of those persons in transactions with Outerwall, and other matters is required to be disclosed in proxy statements and periodic and current reports distributed to Outerwall’s stockholders and filed with the SEC. Those reports, proxy statements and other information are available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at (800) SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Outerwall, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Sources of Information. Except as otherwise set forth herein, the information concerning Outerwall and its business has been taken from Outerwall’s Annual Report on Form 10-K for its fiscal year ended December 31, 2015, publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by such records. Although we have no knowledge that any such information contains any misstatements or omissions, none of Parent, the Offeror, the Information Agent or the Depositary and Paying Agent, or any of their respective affiliates or assigns assumes responsibility for the accuracy or completeness of the information concerning Outerwall contained in those documents and records or for any failure by Outerwall to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Certain Outerwall Forecasts. In connection with the Transactions, Outerwall provided us with certain non-public, internal financial forecasts regarding Outerwall’s projected future operations for fiscal years 2016 through 2020. Such information, as well as certain additional financial information, is described in Outerwall’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Outerwall’s stockholders with this Offer to Purchase. Outerwall’s stockholders are urged to, and should, carefully read the Schedule 14D-9. Outerwall has advised us that (i) it does not, as a matter of course, make public long-term forecasts as to future performance or other internal financial forecasts beyond the current fiscal year, and it is especially wary of making forecasts or projections for extended periods due to the unpredictability of the underlying assumptions and estimates and (ii) such forecasts are included in the Schedule 14D-9 solely for the purpose of providing Outerwall’s stockholders and investors access to certain non-public information that was furnished to representatives of Offeror, Morgan Stanley and certain other third parties in connection with the Transaction and such information may not be appropriate for other purposes. Outerwall has also advised us that these forecasts were also considered by the Board for purposes of evaluating the Transactions.

Outerwall has further advised us that such internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentations of financial forecasts. Outerwall has advised us that the internal financial forecasts included in Outerwall’s Schedule 14D-9 have been prepared by, and is the responsibility of, Outerwall’s management, and that neither KPMG LLP, Outerwall’s independent auditor, nor any other person has examined, compiled or otherwise performed any procedures with respect to such internal financial forecasts and, accordingly, no such person expresses an opinion or gives any other form of assurance with respect thereto. Outerwall has further advised us that the summary of such internal financial forecasts included Outerwall’s Schedule 14D-9 is not being included to influence any holder’s decision whether to tender such holder’s Shares in the Offer, but instead because such internal financial forecasts were provided by Outerwall to representatives of Offeror, Morgan Stanley and certain other third parties in connection with the Transactions.

In particular, Outerwall has advised us that such unaudited projected financial information, while presented with numerical specificity, were based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to Outerwall’s business) that are inherently subjective and uncertain and are beyond the control of Outerwall’s management. Important factors that may affect actual results and cause such internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to Outerwall’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions, the occurrence of unpredictable catastrophic events and other factors described in the section of Outerwall’s Schedule 14D-9 entitled “Forward-Looking Statements.” Outerwall has advised us that such internal financial forecasts also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in such internal financial forecasts. Accordingly, there can be no assurance that the forecasted results summarized below will be realized.

The inclusion of a summary of such internal financial forecasts in Outerwall’s Schedule 14D-9 should not be regarded as an indication that any of the Offeror, Outerwall or their respective officers, directors, affiliates, advisors or representatives considered such internal financial forecasts to be predictive of actual future events, and such internal financial forecasts should not be relied upon as such nor should the information contained in such internal financial forecasts be considered appropriate for other purposes. None of the Offeror, Outerwall or their respective officers, directors, affiliates, advisors or representatives can give you any assurance that actual results will not differ materially from such internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile such internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these forecasts are shown to be in error. Since the forecasts cover multiple years, such information by its nature becomes less meaningful and accurate with each successive year.

None of the Offeror, Outerwall or their respective officers, directors, affiliates, advisors or representatives has made or makes any representation to any stockholder, investor or any other person, in the Merger Agreement or otherwise, concerning such internal financial forecasts or regarding Outerwall’s ultimate performance compared to the information contained in such internal financial forecasts or that the forecasted results will be achieved. Outerwall has advised us that such internal forecasts do not give effect to the Transactions. For a description of Outerwall’s reported financial results, stockholders and investors are urged to review Outerwall’s most recent SEC filings.

In light of the foregoing factors and the uncertainties inherent in such internal financial forecasts, readers of Outerwall’s Schedule 14D-9 are cautioned not to place undue reliance on such internal financial forecasts.

9.	Certain Information Concerning the Offeror, Parent and Management VIII

Parent and the Offeror are Delaware corporations. Each of Parent and the Offeror was formed on July 22, 2016, in each case, solely for the purpose of completing the Offer and the Mergers and each has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Mergers. Until immediately prior to the time the Offeror purchases Shares pursuant to the Offer, it is not anticipated that Parent or the Offeror will have any significant assets or liabilities or engage in activities other than those incidental to their formation, capitalization and the transactions contemplated by the Offer and/or the Outerwall Merger. The Offeror is a wholly owned subsidiary of Parent. All of the equity of Parent currently is and will, upon completion of the Transactions, be owned by certain equity funds managed by Management VIII. The principal business activity of Management VIII is to manage certain other investment funds. The principal office address of each of Management VIII, Parent and the Offeror is 9 West 57th Street, 43rd Floor, New York, New York 10019. The telephone number at the principal office is 212-515-3200.

Pursuant to an Equity Commitment Letter dated July 24, 2016 (the “Equity Commitment Letter”), certain equity funds managed by Management VIII (the “Equity Investors”) have committed up to $630 million in aggregate of equity financing to Parent in connection with completion of the Offer and the Outerwall Merger, subject to the applicable conditions set forth in the Merger Agreement and the Equity Commitment Letter.

The name, business address, citizenship, present principal occupation and employment history of each of the directors, executive officers and control persons of each of Parent, the Offeror and Management VIII are set forth in Schedule A to this Offer to Purchase (“Schedule A”). Except as set forth elsewhere in this Offer to Purchase, (i) none of Parent, the Offeror, Management VIII or, to the knowledge of each of Parent, the Offeror and Management VIII, any of the entities or persons listed in Schedule A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) none of Parent, the Offeror, Management VIII or, to the best of their knowledge, any of the entities or persons listed in Schedule A has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase (including Schedule A), (i) none of Parent, the Offeror, Management VIII or, to the knowledge of each of Parent, the Offeror and Management VIII, any of the entities or persons listed in Schedule A, beneficially owns or has a right to acquire any Shares or any other equity securities of Outerwall, and (ii) none of Parent, the Offeror, Management VIII or, to the knowledge of each of Parent, the Offeror, and Management VIII, any of the entities or persons referred to in clause (i) above, has effected any transaction in Shares or any other equity securities of Outerwall during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase (including Schedule A), (i) none of Parent, the Offeror, Management VIII or, to the knowledge of each of Parent, the Offeror and Management VIII, any of the entities or persons listed on Schedule A, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Outerwall, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Parent, the Offeror, Management VIII or, to the knowledge of each of Parent, the Offeror and Management VIII, any of the entities or persons listed in Schedule A, on the one hand, and Outerwall or any of its executive officers, directors and/or affiliates, on the other hand, and (iii) there have been no contracts, negotiations or transactions between Parent, the Offeror, Management VIII or, to the knowledge of each of the Parent, the Offeror and Management VIII, any of the entities or persons listed in Schedule A, on the one hand, and Outerwall or any of its executive officers, directors and/or affiliates, on the other hand concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of Parent, the Offeror, or Management VIII has made arrangements in connection with the Offer to provide holders of Shares access to their corporate files or to obtain counsel or appraisal services at their expense.

Pursuant to Rule 14d-3 under the Exchange Act, the Offeror, Parent and Management VIII have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and its exhibits are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. Copies of this information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at http://www.sec.gov that contains the Schedule TO and its exhibits and other information that the Offeror has filed electronically with the SEC.

10.	Background of the Offer; Contacts with Outerwall

The following is a description of significant contacts between representatives of Management VIII, Parent, the Offeror and Redbox Merger Sub, on the one hand, and representatives of Outerwall, on the other hand, that resulted in the execution of the Merger Agreement and commencement of the Offer. The discussion below covers only the key events and does not attempt to describe every communication among the parties. For a review of Outerwall’s activities relating to the contacts leading to the Merger Agreement, please refer to the Schedule 14D-9, which will be filed with the SEC and is being mailed to its stockholders with this Offer to Purchase.

From 2014 through January 2016, representatives of Management VIII had periodic contact with Outerwall in order to assess Outerwall’s interest in exploring a potential sale of Outerwall to Management VIII. On each of these occasions, which in certain cases involved communications between the parties (in which no non-public information regarding Outerwall was provided), Outerwall informed Management VIII that it was not interested in pursuing a sale of the company at that time, and all contacts remained preliminary and exploratory in nature.

On March 14, 2016, Outerwall issued a press release announcing, among other things, that its board of directors had initiated a process to explore strategic and financial alternatives.

On March 24, 2016, Morgan Stanley & Co. LLC, Outerwall’s financial advisor (“Morgan Stanley”), contacted David Sambur, a partner of Apollo Management, L.P., to invite Management VIII to participate in Outerwall’s sale process. Following this conversation, Morgan Stanley provided Management VIII with a preliminary “teaser” containing public information about Outerwall and its applicable business lines as well as a form of non-disclosure agreement, which had been prepared by Perkins Coie LLP, Outerwall’s legal counsel (“Perkins Coie”), relating to the potential acquisition of all of Outerwall or one or more of its business lines.

On April 4, 2016, Outerwall and Management VIII entered into a confidentiality agreement that, among other things, prohibited Management VIII from publicly disclosing Outerwall’s confidential information and included customary standstill provisions that would terminate upon the entry by Outerwall into a definitive acquisition agreement with a third party.

On April 18, 2016, representatives of Management VIII held an introductory in-person meeting with Outerwall’s Chief Executive Officer and Chief Financial Officer.

On April 22, 2016, Morgan Stanley delivered a sale process letter to Management VIII requesting that Management VIII submit an initial indication of interest regarding the potential acquisition of all of Outerwall or one or more of its business lines by May 5, 2016.

On May 5, 2016, Management VIII submitted to Morgan Stanley a written initial indication of interest to acquire all of the issued and outstanding shares of Outerwall with a price range of $50.00-$55.00 per Share.

Throughout May, June and July 2016, Management VIII and its legal, financial and accounting advisors conducted due diligence regarding Outerwall and its various business lines, which included numerous conversations with members of Outerwall’s management team and its outside advisors.

On May 25, 2016, representatives of Management VIII attended Outerwall’s management presentation.

On June 3, 2016, Morgan Stanley invited Management VIII to participate in the next round of the sale process and delivered a sale process letter that requested Management VIII submit a revised proposal by June 24, 2016. Shortly thereafter, representatives of Outerwall provided Management VIII with a draft merger agreement and asked that Management VIII provide a markup of this agreement in connection with its revised proposal.

On June 23, 2016, Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), legal counsel to Management VIII, submitted a markup of the merger agreement to Morgan Stanley and Perkins Coie. The markup included, among other things, (a) customary marketing period provisions with respect to Management VIII’s contemplated debt financing, (b) a company termination fee equal to 3.75% of Outerwall’s implied equity value (based on the transaction’s purchase price), (c) a reverse termination fee equal to 5% of Outerwall’s implied equity value (based on the transaction’s purchase price), (d) the right for Management VIII to be reimbursed for its fees and expenses in the event that the merger agreement was terminated under certain circumstances, and (e) a restriction on Outerwall (or any of its non-wholly owned subsidiaries) from declaring or paying any dividends or distributions following the execution of a definitive merger agreement.

The following day, Management VIII submitted to Morgan Stanley a non-binding indication of interest to acquire all of the issued and outstanding shares of Outerwall at a purchase price of $50.00 per Share. In connection with this proposal, Management VIII resubmitted the markup of the merger agreement that Paul Weiss had provided on June 23, 2016 as well as drafts of the equity commitment letter and limited guarantee, along with signed financing commitment papers.

On June 30, 2016, Morgan Stanley invited Management VIII to participate in the final round of the sale process and relayed Outerwall’s desire to complete all due diligence and transaction documentation by July 21, 2016. Management VIII confirmed its ability to meet Outerwall’s desired timing.

During the first half of July, Paul Weiss, Perkins Coie and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), who was serving as legal counsel to Outerwall’s board of directors, held conversations regarding the terms of the merger agreement and ancillary documents. The parties subsequently exchanged drafts of the merger agreement and ancillary documents throughout the period from July 15-24, and also continued to engage in discussions on the terms of such documentation during this time.

During the first half of July, Management VIII held numerous conversations with its potential debt financing sources and, based on those conversations, Management VIII determined to pursue a bifurcated approach in which it would receive separate financings based on Outerwall’s Redbox business, on the one hand, and Outerwall’s other businesses, on the other hand.

Thereafter, from July 17, 2016 through July 20, 2016, Paul Weiss, Perkins Coie and Wachtell Lipton held conversations regarding Management VIII’s contemplated bifurcated financing structure.

On July 21, 2016, Management VIII submitted to Morgan Stanley a final bid to acquire all of the issued and outstanding shares of Outerwall at a purchase price of $50.00 per Share. In connection with this final bid, Management VIII resubmitted the markup of the merger agreement that Paul Weiss provided on July 20, 2016 (which conditioned the closing of the Offer on, among other things, neither Outerwall nor any of its non-wholly owned subsidiaries declaring or paying any dividends or distributions following the execution of a definitive merger agreement (the “Dividend Condition”)) as well as revised drafts of the equity commitment letter and limited guarantee, along with signed financing commitment papers that reflected the bifurcated financing between Outerwall’s Redbox business and its other businesses. In the letter accompanying its final bid, Management VIII indicated that it had completed its due diligence and that it expected to be in a position to execute the merger agreement and announce the transaction before the opening of the market on July 25, 2016.

On July 22, 2016, Morgan Stanley informed Management VIII that after a review by the Outerwall Board of the final bids that were submitted by Management VIII and one other bidder, the Outerwall Board had requested that each bidder submit its best and final offer price in advance of the next Outerwall Board meeting, which was scheduled to be held on the afternoon of Sunday, July 24, 2016.

Over the course of July 23, 2016 and on July 24, 2016 prior to the Outerwall Board meeting, Paul Weiss, Perkins Coie and Wachtell Lipton continued to negotiate the terms of the merger agreement and ancillary documents (including the equity commitment letter and limited guarantee), with particular focus on, among other terms, provisions relating to each party’s obligations with respect to the contemplated debt financing, deal protections, remedies and specific performance.

On the morning of July 24, 2016, Management VIII informed Morgan Stanley that it would (a) increase its offer price to $51.75 per Share and (b) retain the Dividend Condition in the merger agreement, but provide Outerwall with the one time right to declare and pay its regular third quarter dividend that would not be permitted to exceed $0.60 per Share. Later that day, but prior to the start of the Outerwall Board meeting, Management VIII informed Morgan Stanley that its final and best offer price was $52.00 per Share.

Following the Outerwall Board meeting, Management VIII, Outerwall and their respective representatives finalized the merger agreement and ancillary documents (including the equity commitment letter and limited guarantee) and executed the final merger agreement and other final transaction documents late in the evening of July 24, 2016.

Prior to the opening of NASDAQ on July 25, 2016, Outerwall and Management VIII, on behalf of the Apollo Funds, issued a joint press release announcing the execution of the merger agreement.

11.	Purpose of the Offer and Plans for Outerwall; Transaction Documents

Purpose of the Offer and Plans for Outerwall. The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer is for Parent to acquire control of, and all of the outstanding equity interests in, Outerwall. The Offer, as the first step in the acquisition of Outerwall, is intended to facilitate the acquisition of all outstanding Shares. The Merger Agreement provides, among other things, that (i) the Offeror will be merged with and into Outerwall and that, upon consummation of the Outerwall Merger, Outerwall, as the Surviving Corporation, will become a wholly owned subsidiary of Parent and (ii) immediately following the Outerwall Merger, Redbox Merger Sub will be merged with and into Redbox and that, upon consummation of the Redbox Merger, Redbox, as the surviving limited liability company in the Redbox Merger, will become a wholly owned subsidiary of the Surviving Corporation.

If you sell your Shares in the Offer, you will cease to have any equity interest in Outerwall or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Outerwall Merger is consummated, you also will no longer have an equity interest in the Surviving Corporation and will not have any right to participate in its earnings and future growth. Similarly, after selling your Shares in the Offer or the conversion of your Shares in the subsequent Outerwall Merger, you will not bear the risk of any decrease in the value of Outerwall or the Surviving Corporation, as applicable.

We expect that, following consummation of the Outerwall Merger and the other Transactions, the operations of Outerwall, the Surviving Corporation, will be conducted substantially as they currently are being conducted. We do not have any current intentions, plans or proposals to cause any material changes in the Surviving Corporation’s business, other than in connection with Outerwall’s current strategic planning.

Nevertheless, the management and/or the board of directors of the Surviving Corporation may initiate a review of the Surviving Corporation to determine what changes, if any, would be desirable following the Offer and the Outerwall Merger to enhance the business and operations of the Surviving Corporation and may cause the Surviving Corporation to engage in certain extraordinary corporate transactions, such as reorganizations, mergers or sales or purchases of assets, if the management and/or board of directors of the Surviving Corporation decide that such transactions are in the best interest of the Surviving Corporation upon such review.

The Merger Agreement. The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which has been filed as Exhibit (d)(1) to the Schedule TO and which are incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8—“Certain Information Concerning Outerwall—Available Information.”

The Offer. The Merger Agreement provides that the Offeror will commence the Offer and that, upon the terms and subject to the conditions of the Merger Agreement, including the satisfaction or waiver of all of the Offer Conditions described in Section 13—“Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Offeror will, and Parent will cause the Offeror to, at or as promptly as practicable following the Expiration Time, irrevocably accept for payment, and, at or as promptly as practicable following acceptance for payment (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter) pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer. Pursuant to the terms of the Merger Agreement, unless extended or amended in accordance with the Merger Agreement, the Offer will expire on the date that is 20 business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer.

The Offeror expressly reserves the right, in its sole discretion, to increase the Offer Price, to waive any Offer Condition (other than the Minimum Condition) or to make any other changes in the terms and conditions of the Offer. However, pursuant to the Merger Agreement, the Offeror has agreed that it will not, without the prior written consent of Outerwall, (a) reduce the maximum number of Shares sought to be purchased in the Offer, (b) reduce the Offer price or change the form of consideration payable in the Offer, (c) change, modify or waive the Minimum Condition, (d) impose conditions to the Offer that are different than or in addition to the Offer Conditions, (e) modify or amend any existing Offer Condition in a manner that is adverse to the holders of the Shares, (f) except as otherwise required or expressly permitted by the Merger Agreement, extend or otherwise change the Expiration Time, (g) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act or (h) otherwise amend, modify or supplement the Offer in any manner adverse to the holders of the Shares or in any manner that materially delays or unreasonably interferes with, hinders or impairs the consummation of the Offer. Under certain circumstances, Parent and the Offeror may terminate the Merger Agreement and the Offer, but Parent and the Offeror are prohibited from terminating the Offer prior to any then-scheduled Expiration Time without the prior written consent of Outerwall in its sole discretion, unless the Merger Agreement has been terminated in accordance with its terms.

Subject to the terms and conditions of the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms, (a) the Offeror is required to extend the Offer on one or more occasions in consecutive periods of five business days each (or such other duration as Parent and Outerwall may agree) if at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived, except that if the sole remaining unsatisfied Offer Condition is the Minimum Condition, the Offeror shall not be required to extend the Offer on more than four occasions in consecutive periods of five business days each (or such other duration as Parent and Outerwall may agree), (b) the Offeror will extend the Offer for the minimum period required by applicable law, including any rule, regulation, interpretation or position of the SEC or the staff thereof or the rules of the NASDAQ and (c) the Offeror may in its sole discretion extend the Offer on up to four occasions in consecutive periods of five business days each (or such other duration as Parent and Outerwall may agree) if on any date as of which the Offer is scheduled to expire, (1) the full amount of the Debt Financing has not been funded and will not be available to be funded at the Offer Closing or the Merger Closing (other than as a result of breach by Parent, the Offeror or Redbox Merger Sub of certain of their representations, warranties and covenants contained in the Merger Agreement) and (2) Parent, the Offeror and Redbox Merger Sub acknowledge and agree in writing that (i) Outerwall may terminate the Merger Agreement as a result of the Offeror failing to consummate the Offer (where the conditions to the Offer have been satisfied or waived (other than those conditions to be satisfied at the Acceptance Time)) and receive the Parent Termination Fee (as defined in Section 1—“Terms of the Offer”) and (ii) solely with respect to both (x) any payment of the Parent Termination Fee as described in (i) and (y) the Offeror’s obligation, and Parent’s obligation to cause the Offeror, to consummate the Offer, the Representations Condition (other than with respect to certain fundamental representations and warranties of Outerwall), the MAE Condition and the Covenants Condition (other than in respect of any willful or material breach (including any willful and material breach) following the date of delivery of such notice of extension), will be deemed to have been satisfied or waived at the Expiration Time.

The Offeror is not, however, required to extend the Offer beyond 11:59 P.M., New York City time, on the Termination Date. The “Termination Date” is November 23, 2016, except that, if the Marketing Period has commenced but not yet been completed at the time of the Termination Date, the Termination Date will be extended until 11:59 P.M., New York City time, on the third business days following the final date of the Marketing Period.

Subject to the terms and conditions of the Merger Agreement and the satisfaction or waiver of the Offer Conditions, the Offeror will, and Parent will cause the Offeror to, at or as promptly as practicable following the Expiration Time, irrevocably accept for payment, and, at or as promptly as practicable following acceptance for payment (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter), to pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer. Subject to its rights and obligations under the Merger Agreement to extend the Offer, the Offeror will not be required to accept for payment or pay for any tendered Shares in the event that any Offer Condition has not been satisfied or waived at the scheduled Expiration Time of the Offer.

Recommendation. Pursuant to the Merger Agreement, Outerwall has represented that the Outerwall Board has unanimously (a) determined that the Transactions, including the Mergers, are fair to and in the best interests of Outerwall and its stockholders, (b) approved the Merger Agreement and the Transactions (including the execution, delivery and performance thereof) and declared it advisable that Outerwall enter into the Merger Agreement and consummate the Transactions in accordance with the DGCL, (c) resolved that the Merger Agreement and the Outerwall Merger will be governed by and effected under Section 251(h) of the DGCL, and (d) resolved to recommend that Outerwall’s stockholders accept the Offer and tender their Shares in the Offer (such recommendation, the “Outerwall Board Recommendation”).

The Mergers. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, and in accordance with the provisions of the DGCL (including Section 251(h) of the DGCL), at the Effective Time, the Offeror will be merged with and into Outerwall, and the separate corporate existence of the Offeror will cease and Outerwall will be the Surviving Corporation. Immediately following the consummation of the Outerwall Merger, Redbox Merger Sub will be merged within and into Redbox, and the separate corporate existence of Redbox Merger Sub will cease and Redbox will be the surviving entity in the Redbox Merger. Subject to the satisfaction or waiver (to the extent permitted by applicable law) of the conditions to the Mergers, the closing of the Mergers (the “Merger Closing”) will take place as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer, but in any event no later than the date of, and immediately following, the payment for the Shares tendered in the Offer (the “Closing Date”). Subject to the provisions of the Merger Agreement, as soon as practicable on the Closing Date, Parent and Outerwall shall cause the Outerwall Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Outerwall Certificate of Merger”), and shall make all other filings or recordings required under the relevant provisions of the DGCL to effectuate the Outerwall Merger. The Outerwall Merger shall become effective when the Outerwall Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and Outerwall may agree and specify in the Outerwall Certificate of Merger in accordance with the DGCL (the “Effective Time”). The Outerwall Merger shall be governed by and effected under Section 251(h) of the DGCL, without a vote of the stockholders of Outerwall. Parent, the Offeror and Outerwall have agreed to take all necessary and appropriate action to cause the Outerwall Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of the stockholders of Outerwall in accordance with Section 251(h) of the DGCL. Subject to the provisions of the Merger Agreement, immediately following the Effective Time, Redbox Merger Sub and Redbox shall cause the Redbox Merger to be consummated by filing the certificate of merger (the “Redbox Certificate of Merger”) with the Secretary of State of the State of Delaware, and shall make all other filings or recordings required under the relevant provisions of the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”) to effectuate the Redbox Merger. The Redbox Merger shall become effective when the Redbox Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and Redbox may agree and specify in the Redbox Certificate of Merger in accordance with the DGCL and the DLLCA (the “Redbox Effective Time”).

Charter, Bylaws, Directors, and Officers. The Merger Agreement provides that at the Effective Time, the certificate of incorporation of Outerwall will be amended so that it reads in its entirety as set forth in Exhibit A-1 to the Merger Agreement, and, as so amended, will be the certificate of incorporation of the Surviving Corporation. At the Effective Time, the bylaws of Outerwall will be amended so that they read in their entirety as set forth in Exhibit A-2 to the Merger Agreement, and, as so amended, will be the bylaws of the Surviving Corporation. Immediately following the Redbox Effective Time, the certificate of formation of Redbox will be amended so that it reads in its entirety as set forth in Exhibit A-3 to the Merger Agreement, and, as so amended, will be the certificate of the surviving limited liability company. Immediately following the Redbox Effective Time, the limited liability company agreement of Redbox will be amended so that it reads in its entirety as set forth in Exhibit A-4 to the Merger Agreement, and, as so amended, will be the limited liability agreement of the surviving limited liability company. The Merger Agreement further provides that immediately following the Effective Time, the directors of the Offeror immediately prior to the Effective Time will be the directors of the

Surviving Corporation, that the officers of Outerwall immediately prior to the Effective Time will be the officers of the Surviving Corporation. The Merger Agreement also provides that the directors of Redbox Merger Sub immediately prior to the Redbox Effective Time will be the members of the board of managers of the surviving limited liability company, and that the officers of Redbox Merger Sub immediately prior to the Redbox Effective Time will be the officers of the surviving limited liability company.

Effect of the Outerwall Merger on Capital Stock. At the Effective Time:

•	each share of common stock of the Offeror issued and outstanding immediately prior to the Effective Time will be converted automatically into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and will constitute the only outstanding shares of capital stock of the Surviving Corporation;

•	each Excluded Share issued and outstanding immediately prior to the Effective Time will be cancelled automatically, be extinguished and will cease to exist and no consideration will be delivered in exchange therefor; and

•	each Share issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares and any Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be converted automatically into and will thereafter represent only the right to receive the Merger Consideration, which is a cash amount per Share equal to the Offer Price (without interest and less any applicable withholding tax).

Treatment of Equity Awards. The Merger Agreement provides that, immediately prior to the Effective Time, each outstanding Company Option will vest and become exercisable (to the extent then unvested and unexercisable) and will be canceled and converted automatically into the right of the holder to receive an amount in cash equal to the product of (a) the number of Shares subject to such Company Option, without interest and less any applicable tax withholding, multiplied by (b) the excess, if any, of the Merger Consideration over the per share exercise price applicable to such Company Option.

The Merger Agreement provides that at the Effective Time, each outstanding Company Restricted Stock Award, by virtue of the Outerwall Merger and without any action by Parent, Offeror, Outerwall or the holder thereof, will be vested and all restrictions thereon will lapse in full as of immediately before the Effective Time and each such Company Restricted Stock Award will be canceled and converted into the right to receive from Parent or the Surviving Corporation promptly following the Effective Time an amount in cash equal in value to the Merger Consideration multiplied by the aggregate number of Shares subject to such Company Restricted Stock Award immediately before the Effective Time, without interest and less any applicable withholding taxes.

Additionally, the Merger Agreement provides that at the Effective Time, each outstanding Company Performance Award, by virtue of the Outerwall Merger and without any action by Parent, Offeror, Outerwall or the holder thereof, will be vested and all restrictions thereon will lapse at the target level as of immediately before the Effective Time and each such Company Performance Award will be cancelled and converted into the right to receive from Parent or the Surviving Corporation promptly following the Effective Time an amount in cash equal in value to the Merger Consideration multiplied by the aggregate number of Shares subject to the target level for such Company Performance Award immediately before the Effective Time, without interest and less any applicable withholding taxes.

Representations and Warranties. In the Merger Agreement, Outerwall has made customary representations and warranties to Parent and the Offeror with respect to, among other matters, its organization and qualification, organizational documents and subsidiaries, capitalization, authority, conflicts, required filings and consents, compliance with laws, permits, public filings, disclosure controls and procedures, absence of undisclosed liabilities, absence of certain changes or events (including the absence of a Company Material Adverse Effect (as defined below)), litigation, employee benefit plans, labor matters, intellectual property, tax matters, assets, real property, environmental matters, material contracts, insurance, affiliated transactions, compliance with anti-corruption and international trade laws, information to be included in this Offer to Purchase and any other ancillary documents related to the Offer (collectively, the “Offer Documents”), the Schedule 14D-9 and any proxy or information statement to be sent to stockholders in connection with the Outerwall Merger, the fairness opinion of Outerwall’s financial advisor in connection with the Transactions, brokers’ fees, the inapplicability of state takeover laws or restrictive provisions in Outerwall’s governing documents, the Outerwall Board Recommendation, stockholder rights agreements, Outerwall’s budget and Outerwall’s ten largest vendors or service providers. Each of Parent, the Offeror and Redbox Merger Sub has made customary representations and warranties to Outerwall with respect to, among other matters, organization, authority, conflicts, required filings and consents, litigation, information to be included in the Offer Documents and any information statement to be sent to stockholders in connection with the Outerwall Merger, brokers’ fees, financing and availability of funds, the Limited Guarantee (defined below), ownership of the Offeror and non-ownership of any Shares.

Some of the representations and warranties in the Merger Agreement made by Outerwall are qualified as to “materiality” or a “Material Adverse Effect.” For purposes of the Merger Agreement, “Company Material Adverse Effect,” as it relates to Outerwall (a “Company Material Adverse Effect”), means any fact, change, event or occurrence that (x) materially adversely affects the business, results of operations, assets, liabilities or condition (financial or otherwise) of Outerwall and its subsidiaries, taken as a whole, or (y) prevents or materially delays the consummation by Outerwall of any of the transactions contemplated by the Merger Agreement; provided, that subsection (x) of the foregoing shall not include any such fact, change, event or occurrence relating to or arising from (i) any national, international, or regional economic, financial, social or political conditions in general, including the results of any primary or general elections, (ii) changes in any financial, debt, credit, capital, banking or securities markets or conditions, (iii) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (iv) changes in legal or regulatory conditions, including changes or proposed changes in Law, GAAP or other accounting principles or requirements, or in standards, guidance, interpretations or enforcement thereof, (v) changes in Outerwall’s and its subsidiaries’ industries in general, (vi) seasonal fluctuations or downturns in the business of Outerwall or any of its subsidiaries substantially consistent with prior seasonal fluctuations or downturns or occasioned by significant external events such as the Summer Olympic Games, (vii) any change in the market price, trading volume or ratings of any securities or indebtedness of Outerwall or any of its subsidiaries, any change or prospective change of the ratings or the ratings outlook for Outerwall or any of its subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or the change in, or failure of Outerwall to meet, or the publication of any report regarding, any internal or public projections, forecasts, guidance, budgets, predictions or estimates of or relating to Outerwall or any of its subsidiaries for any period, including with respect to revenue, earnings, profit, cash flow or cash position (it being understood that the underlying causes of such change or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be deemed to constitute and may be taken into account in determining whether a Company Material Adverse Effect has occurred or will occur), (viii) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism, sabotage or military conflicts, whether or not pursuant to the declaration of an emergency or war, (ix) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural or manmade disasters, any epidemic, pandemic or other similar outbreak (including any non-human epidemic, pandemic or other similar outbreak) or any other national, international or regional calamity, (x) any legal action arising or relating to the Merger Agreement or the transactions thereby, (xi) the announcement of the Merger Agreement, the identity of Parent or its affiliates or the taking or not taking of any action to the extent expressly required by the Merger Agreement, including any actual or potential loss or impairment of any contract or relationship with any customer, supplier, investor, landlord, partner, employee or other business relation due to any of the foregoing in this subclause; provided, that this subclause (xi) shall not apply to the governmental authorizations and non-contravention representations and warranties that address the consequences of the execution and performance of the Merger Agreement and the transactions contemplated thereby, (xii) compliance by Outerwall and its subsidiaries with the terms of the Merger Agreement, including the failure to take any action restricted by the Merger Agreement, or (xiii) any actions taken, or not taken, with the prior written consent or at the express request of Parent; provided, further, that with respect to subclauses (i), (ii), (iii), (v), (viii) and (ix), only to the extent such fact, change, event or occurrence disproportionately and adversely affects Outerwall or its subsidiaries, taken as a whole, compared to other similarly situated companies operating in the industries in which Outerwall or its subsidiaries, as the case may be, conduct their respective businesses (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect).

The representations, warranties and covenants contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties, and those representations, warranties and covenants should not be relied on by any other person. In addition, those representations, warranties and covenants:

•	have been made only for purposes of the Merger Agreement;

•	with respect to Outerwall, have been qualified by (i) matters specifically disclosed in any reports filed by Outerwall with the SEC prior to the date of the Merger Agreement (subject to certain exceptions) and (ii) confidential disclosures made to Parent and the Offeror in the disclosure letter delivered in connection with the execution of the Merger Agreement—such information modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;

•	will not survive consummation of the Mergers (except as otherwise stated in the Merger Agreement);

•	have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters of fact;

•	were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement; and

•	are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, including qualifications as to “materiality” or a “Company Material Adverse Effect,” as described above.

Covenants

Conduct of Business. The Merger Agreement obligates Outerwall and its subsidiaries, from the date of the Merger Agreement until the Effective Time or termination of the Merger Agreement pursuant to its terms, to use reasonable best efforts to (i) conduct its operations in all material respects in the ordinary course of business consistent with past practice and (ii) use its and their respective commercially reasonable efforts to preserve intact its business organization and its relationships with key customers, suppliers, governmental authorities and other persons with which it has significant business relations or regulatory relations, in each case, consistent with past practice. The Merger Agreement also contains specific restrictive covenants as to certain activities of Outerwall and its subsidiaries prior to the Effective Time or termination of the Merger Agreement pursuant to its terms which provide that Outerwall and its subsidiaries will not take certain actions without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned other than with respect to the matters described in the following clauses of this section: (a), (b), (c), (i), (k), (n) (with respect to any Transaction Litigation (as defined below) or demand for appraisal), (q), (s), and, solely with respect to the foregoing clauses, (t), which consent will be given, conditioned or withheld in its sole discretion) or otherwise as permitted by the Merger Agreement or required by law, including, among other things and subject to certain exceptions: (a) amending, adopting any amendment or otherwise changing its governing instruments; (b) making, declaring or paying any dividend or distribution on any shares of its capital stock (except for (i) any dividend or distribution by a wholly owned subsidiary of Outerwall or (ii) the one time right of Outerwall to declare and pay its regular quarterly cash dividend for the third quarter of Outerwall’s 2016 fiscal year which shall not exceed $0.60 per Share of Common Stock); (c) (i) adjusting, combining, reclassifying, splitting, consolidating, recapitalizing, subdividing, redeeming, purchasing or otherwise acquiring any of its or its subsidiaries’ shares or consummating any other similar transaction with respect to its or its subsidiaries’ shares (or any warrants, options or other rights to acquire the foregoing) (subject to certain exceptions), or (ii) issuing, delivering, selling, granting, authorizing, disposing of or encumbering any of its shares or other ownership interests, or any options, warrants or convertible securities that are convertible into or exchangeable or exercisable for any of the same (subject to certain exceptions) or take any action to cause to be exercisable any otherwise unexercisable Company Option; (d) (i) increasing the compensation, or benefits payable or to become payable to any of its directors, officers, employees, or consultants except for increases in salary, bonus targets, hourly wage rates and benefits as required by law, in accordance with any Company Benefit Plan in effect as of the date of the Merger Agreement, or in the ordinary course of business consistent with past practice (ii) establish, adopt, enter into, amend, renew or terminate any Company Benefit Plan or any employee benefit plan, agreement, policy, program or commitment that, if in effect on the date of the Merger Agreement, would be a material Company Benefit Plan, (iii) adopt, enter into, amend or terminate any collective bargaining agreement or other similar arrangement relating to union or organized employees, (iv) terminate the employment of any executive officer of Outerwall, other than for cause or (v) hire any employee to be an executive officer; (e) acquiring or making any investment in any corporation, partnership or other business organization or division thereof or any property or assets (other than any such transaction (i) which is between Outerwall and any of its wholly owned subsidiaries or between any such wholly owned subsidiaries of Outerwall, (ii) acquisitions or investments for consideration in an amount that does not exceed $1,000,000 individually or $2,000,000 in the aggregate, or (iii) pursuant to any Material Contract existing as of the date of this Agreement) (subject to certain exceptions); (f) selling, leasing, licensing, transferring, abandoning, disposing of (by merger, consolidation, disposition of stock or assets, or otherwise), or otherwise encumbering or subjecting to any lien (other than permitted liens), to any person in a single transaction or series of related transactions any Outerwall assets or rights, including the capital stock of subsidiaries of Outerwall, with a fair market value in excess of $4,000,000, other than (i) such transactions in the ordinary course of business consistent with past practice, (ii) the disposition of obsolete or excess assets, (iii) transfers among Outerwall and its wholly owned subsidiaries or (iv) pursuant to any contract existing as of the date of the Merger Agreement and set forth on the applicable section of the Outerwall disclosure letter; (g) (i) except for borrowings under Outerwall’s existing credit facilities set forth on the applicable section of the Outerwall disclosure letter, incurring, prepaying, issuing, syndicating, refinancing or otherwise becoming liable for, indebtedness for borrowed money, issuing or selling, or purchasing (other than purchases where the purchase price is below par value) any debt securities or warrants or other rights to acquire any debt securities of Outerwall or any of its subsidiaries, or modifying the terms thereof, or assuming, guaranteeing or endorsing, or otherwise as an accommodation becoming responsible for, the obligations of any person in respect of such indebtedness or debt securities, guaranteeing any such indebtedness or any debt securities of another person or entering into any “keep well” or other agreement to maintain any financial statement condition of another person, making any loans, advances or capital contributions to, or investments in, any other person or amending or modifying the terms thereof (other than to Outerwall or any of its wholly owned subsidiaries) and (ii) entering into (A) any intercompany loan or (B) any intercompany debt arrangement, or, in either case, modify or otherwise increase or decrease the balances thereof except, in each case, in the ordinary course of business consistent with past practice; (h) except as required by applicable law or the transactions contemplated by the Merger Agreement, entering into, extending or renewing, or otherwise modifying, amending, terminating (other than terminations occurring as a result of the expiration of the term thereof) or waiving any material rights or obligations under (i) any material contract or material lease, (ii) any contract that, if entered into prior to the date hereof, would be a material contract or material lease, or (iii) any Outerwall affiliated transaction; (i) entering into any new line of business outside its existing business as of the date of the Merger Agreement; (j) making or authorizing (i) any amendments, supplements or other modifications to the 2016 approved annual budget or (ii) any capital expenditures, except (A) as consistent in all material respects with Outerwall’s current business plan set forth in the applicable section of Outerwall’s disclosure letter or (B) otherwise in an aggregate amount for all such capital expenditures made pursuant to this clause (B) not to exceed $1,500,000 in the aggregate; (k) merging or consolidating with any person or adopting a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity; (l) entering into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of shares of its capital stock except for any such transaction which is between Outerwall and any of its wholly owned subsidiaries or between any such wholly owned subsidiaries of Outerwall or pursuant to contracts existing as of the date of the Merger Agreement; (m) changing its accounting methods, policies or procedures, other than as required by GAAP, applicable law or by any governmental authority (including the Financial Accounting Standards Board, the SEC or any similar organization); (n) waiving, releasing, assigning, settling or compromising any legal action, stockholder litigation relating to the Merger Agreement or the Offer, the Mergers and the other transactions contemplated thereby (“Transaction Litigation”), demand for appraisal (or withdrawal or attempted withdrawal of any demand or any other right in respect of an appraisal) or other claim or liability, whether absolute, accrued, asserted or unasserted, contingent or otherwise against Outerwall or any of its subsidiaries or any of their respective directors or officers, other than (A) in the ordinary course of business consistent with past practice (except with respect to Transaction Litigation or any demands for appraisal (or withdrawal or attempted withdrawal of any demand or any other right in respect of an appraisal)) and (B) where the amount paid or to be paid by Outerwall and its subsidiaries does not exceed $500,000 individually (including any single or aggregated claims arising out of the same or similar facts, events or circumstances) or $1,000,000 in the aggregate, in each of clauses (A) or (B), only without the imposition of equitable relief on, or the admission of wrongdoing by, Outerwall or any of its subsidiaries or any of their respective officers or directors; (o) cancelling or terminating or allowing to lapse without a commercially reasonable substitute policy therefor, or amend in any material respect or enter into, any insurance policy, other than the renewal of an existing insurance policy or a commercially reasonable substitute therefor; (p) making or changing any material tax election, changing any annual tax accounting period, adopting or changing any material method of tax accounting, amending any material tax returns, settling or surrendering any material tax claim or refund, offset or other reduction in tax liability, settling or compromising any audit or other proceeding relating to material amount of taxes, entering into a closing agreement relating to any material tax, failing to pay any material taxes as they become due and payable or take or omitting to take any other action, if such action or omission would have the effect of materially increasing the tax liability or accrual of tax liability under FASB ACS-740-10 or materially reducing any tax asset or accrual of tax asset under FASB ACS-740-10 of Outerwall or any of its subsidiaries; (q) convening any special meeting (or any adjournment or postponement thereof) of the stockholders of Outerwall; (r) (i) entering into any license agreement whereby a third party obtains any rights to Outerwall’s intellectual property other than in the ordinary course of business, or (ii) omit to take any commercially reasonable action necessary to maintain, protect or renew any material Outerwall intellectual property. (s) entering into, adopting or authorizing the adoption of any stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan; or (t) agreeing, resolving, authorizing or committing, in writing or otherwise, to do or take any of the foregoing actions described in the foregoing clauses (a) through (s).

Stockholder Approval. If the Offer is consummated and as a result the Offeror owns Shares that represent one Share more than 50% of the outstanding Shares, we do not anticipate seeking the approval of Outerwall’s remaining public stockholders before effecting the Outerwall Merger. Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger Closing will take place as soon as practicable after the Offer Closing, but in any event no later than the date of, and immediately following, the payment for the Shares tendered in the Offer, without a vote of the stockholders of Outerwall, in accordance with Section 251(h) of the DGCL.

No Solicitation. Outerwall agrees that it will not, and that it will cause its subsidiaries and use its reasonable best efforts to cause its and their respective representatives not to, directly or indirectly (i) solicit, initiate or knowingly facilitate or encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (ii) enter into, continue, knowingly encourage or facilitate or otherwise participate in any discussions with, or furnish any non-public information with respect to Outerwall or any of its subsidiaries (other than to state that they are not permitted to have discussions) in connection with a Takeover Proposal, (iii) execute or enter into any letter of intent, agreement in principle or contract with respect to a Takeover Proposal (other than a confidentiality agreement on terms no less favorable (including with respect to standstill provisions) in the aggregate to Outerwall than those contained in the Confidentiality Agreement (as defined below)) or (iv) waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation (other than of Parent, Outerwall Merger Sub and Redbox Merger Sub) with respect to Outerwall or any of its subsidiaries, except for a confidential Takeover Proposal to be made. Outerwall will, will cause its subsidiaries and use its reasonable best efforts to cause its and its subsidiaries’ representatives to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted prior to the date of the Merger Agreement with respect to any Takeover Proposal. Any breach of the “No Solicitation” restrictions by any subsidiary of Outerwall or, to the extent directed by Outerwall, any representative of Outerwall or any of its subsidiaries, will be a breach of the “No Solicitation” restrictions by Outerwall. Notwithstanding the foregoing at any time prior to the Acceptance Time, if Outerwall receives a bona fide written Takeover Proposal that did not result from a breach of the foregoing restrictions, Outerwall and its representatives may contact the person making such Takeover Proposal solely to the extent necessary to clarify the terms thereof and, if the Outerwall Board determines in good faith that (x) such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (y) after consultation with outside legal counsel and financial advisors, that the failure to take the following actions set forth in (a) and (b) below with respect to such Takeover Proposal would be inconsistent with its fiduciary duties under applicable Law, then Outerwall may (a) furnish access and information (including non-public information) with respect to Outerwall and its subsidiaries to the person who has made such Takeover Proposal (and its representatives) pursuant to a customary confidentiality agreement on terms no less favorable (including with respect to standstill provisions) in the aggregate to Outerwall than those contained in the Confidentiality Agreement and (b) participate in discussions or negotiations with such person regarding such Takeover Proposal; provided, however, that Outerwall agrees to provide to Parent substantially concurrently with the time it is provided to such person any material non-public information concerning Outerwall or any of its subsidiaries that is provided or made available to the person making such Takeover Proposal which was not previously provided or made available to Parent.

A “Takeover Proposal” means any proposal or offer relating to (i) any direct or indirect merger, consolidation, spin-off, share exchange (including a split-off), business combination or similar transaction involving an acquisition of 20% or more of the capital stock of Outerwall, or consolidated assets of Outerwall and its subsidiaries, taken as a whole, (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of capital stock or assets representing 20% or more of the consolidated assets, revenues or gross profits of Outerwall and its subsidiaries, taken as a whole, (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of Outerwall or of the surviving entity in a merger, consolidation, share exchange or other business combination involving Outerwall or the resulting direct or indirect parent of Outerwall or such surviving entity, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution of Outerwall or (v) any other transaction having a similar effect to those described in clauses (i) through (iv).

A “Superior Proposal” means any bona fide written Takeover Proposal that was not solicited in, and did not otherwise result from, a violation of the no solicitation restrictions that the Outerwall Board or any duly authorized committee or subcommittee thereof has determined in its good faith judgment after consultation with outside legal counsel and financial advisors, (i) would, if consummated on its terms, be more favorable to Outerwall’s stockholders from a financial point of view than the Merger Transactions and (ii) is reasonably capable of being consummated in accordance with its terms, in the case of each of clauses (i) and (ii), taking into account all legal, regulatory, financial, financing, timing and other aspects of such proposal and of the Merger Agreement and the Transactions, and after taking into account any changes to the terms of the Merger Agreement proposed by Parent; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%,” in the definition of Takeover Proposal are deemed to be references to “50%.”

Except as otherwise provided in the Merger Agreement, neither the Outerwall Board nor a committee thereof will (a) (i) withdraw, modify or amend, or publicly propose to withdraw, modify or amend, the Outerwall Board Recommendation, (ii) fail to include the Outerwall Board Recommendation in the Schedule 14D-9 or, if any Takeover Proposal has been made public, fail to reaffirm the Outerwall Board Recommendation upon the request of Parent within the earlier of (x) 10 business days after Parent requests such reaffirmation with respect to such Takeover Proposal and (y) three business days prior to the then scheduled Expiration Time; provided that Parent may make such request only once with respect to such Takeover Proposal unless such Takeover Proposal is subsequently materially modified in which case Parent may make such request once each time such material modification is made; (iii) approve, endorse or recommend, or publicly propose, or announce an intention, to approve, endorse or recommend, any Takeover Proposal (any such action being described in this clause (a), a “Adverse Recommendation Change”) or (b) approve, recommend or allow Outerwall or any Outerwall subsidiary to enter into any letter of intent, memorandum of understanding, agreement in principle or contract relating to a Takeover Proposal (other than a confidentiality agreement in accordance with the Merger Agreement) (each, an “Acquisition Agreement”).

Notwithstanding anything to the contrary in the Merger Agreement, if, prior to the time at which the Offeror accepts for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”) and in response to a Superior Proposal received by the Outerwall Board that did not result from a breach of the applicable non-solicitation provisions of the Merger Agreement, the Outerwall Board may (x) make an Adverse Recommendation Change or (y) validly terminate the Merger Agreement to enter into an Acquisition Agreement, but only if:

•	Outerwall has not breached any of the applicable non-solicitation provisions of the Merger Agreement (other than de minimis breaches);

•	the Outerwall Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that failure to do so would be inconsistent with its fiduciary duties under applicable Law;

•	Outerwall has first provided at least three business days’ prior written notice (the “Notice Period”) to Parent that Outerwall is prepared to (x) make an Adverse Recommendation Change or (y) validly terminate this Agreement to enter into an Acquisition Agreement with respect to a Superior Proposal, which notice shall include the material terms and conditions of the transaction (including a copy of the Alternative Acquisition Agreement, if available) that constitutes such Superior Proposal and the identity of the party making such Superior Proposal;

•	during the Notice Period, Outerwall has negotiated, and has caused its representatives to negotiate, with Parent and its Representatives in good faith (to the extent Parent desires to so negotiate) to enable Parent to propose in writing such adjustments in the terms and conditions of the Merger Agreement and the related transaction documents so that such Superior Proposal ceases to constitute a Superior Proposal; and

•	following the end of the Notice Period (it being understood that any material change to the financial or other terms and conditions of such Superior Proposal shall require an additional notice to Parent and a new two business day period), and after considering such negotiations and any adjustments in the terms and conditions of the Merger Agreement and/or the related transaction documents that have been agreed to in writing by Parent, the Outerwall Board has determined in good faith that, after consultation with its outside legal counsel and financial advisors, such Superior Proposal continues to constitute a Superior Proposal.

Notwithstanding anything to the contrary in the Merger Agreement, the Outerwall Board may, at any time prior to the Acceptance Time, make any Adverse Recommendation Change in response to an Intervening Event (as defined below), but only if:

•	Outerwall has not breached any of the applicable non-solicitation provisions of the Merger Agreement (other than de minimis breaches);

•	the Outerwall Board has determines in good faith, after consultation with its outside counsel and financial advisors, that the failure to do so would be inconsistent with its fiduciary duties under applicable law;

•	Outerwall has first provided prior written notice to Parent for at least the duration of the Notice Period that Outerwall is prepared to make an Adverse Recommendation Change, which notice shall specify in reasonable detail the Intervening Event and the basis therefor;

•	during the Notice Period, Outerwall has negotiated, and has caused its financial advisors and outside legal counsel to negotiate, with Parent in good faith (to the extent Parent desires to so negotiate) to enable Parent to propose in writing such adjustments in the terms and conditions of the Merger Agreement and related transaction documents so that the failure to make such Adverse Recommendation Change would no longer be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law; and

•	following the end of the Notice Period (it being understood that any material change with respect to the Intervening Event shall require an additional notice to Parent and a new two business day period), and after considering such negotiations and any adjustments in the terms and conditions of the Merger Agreement and/or the related transaction documents that have been agreed to in writing by Parent, the Outerwall Board has determined that, after consultation with outside legal counsel and financial advisors, the failure to make such Adverse Recommendation Change continues to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law.

As used in the Merger Agreement, the term “Intervening Event” means any positive material event, fact, circumstance, development or occurrence that materially affects the business and operations of Outerwall and is first arising or occurring after the date of the Merger Agreement that (i) was not known to, or reasonably foreseeable by, the Outerwall Board as of or prior to the date of the Merger Agreement, and (ii) becomes known to the Outerwall Board prior to the Acceptance Time; provided, that (x) in no event shall any action that is taken by Parent to the extent required by the affirmative covenants that are described below in the fifth paragraph of “Further Action; Reasonable Best Efforts,” and the consequences of any such action, constitute an Intervening Event; (y) in no event shall any change in the market price, trading volume or ratings of any securities or indebtedness of Outerwall or any of its Subsidiaries constitute an Intervening Event; provided that the underlying causes of any such change may be considered in determining whether an Intervening Event has occurred; and (z) in no event shall the receipt, existence of or terms of a Takeover Proposal or any inquiry relating thereto or the consequences thereof constitute an Intervening Event.

In addition to the obligations of Outerwall set forth above, Outerwall will as reasonably practicable (and in any event within twenty four hours) advise Parent in orally and in writing of (A) the receipt of any Takeover Proposal and (B) any bona fide proposal, request (including information request) or inquiry with respect of, or that could reasonably be expected to lead to, any Takeover Proposal, including in each case the identity of the person making any such Takeover Proposal, proposal, inquiry or request and the material terms of any such Takeover Proposal, proposal, inquiry or request. Outerwall will keep Parent informed as reasonably practicable (and in any event within twenty four hours) of material updates to the status and details (including material amendments to the terms thereof) of such Takeover Proposal, proposal, inquiry or request.

Nothing set forth in the Merger Agreement will prevent Outerwall, the Outerwall Board or any committee or subcommittee thereof from complying with Rule 14d-9, Rule 14e-2(a), or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from making any required disclosure under the applicable law to Outerwall’s stockholders if the Outerwall Board determines, in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable law or such disclosure is otherwise required under applicable law; provided, that in each case, any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed an Adverse Recommendation Change unless the Outerwall Board expressly publicly reaffirms the Outerwall Board Recommendation.

Employee Matters. As of the Effective Time and for a period of at least one year thereafter (the “Continuation Period”), the Surviving Corporation or an affiliate will provide to each employee of Outerwall or any of its subsidiaries immediately prior to the Effective Time (each, an “Employee”) (i) a salary or hourly wage rate substantially comparable to that provided to such Employee immediately prior to the Effective Time, (ii) incentive pay opportunities, including bonus and commission opportunities, but not including equity, equity-based awards or any change in control or retention bonuses, that are substantially comparable in the aggregate to those provided to such Employee immediately prior to the Effective Time, and (iii) other compensation and employee benefits (excluding equity, equity-based awards or any change in control or retention bonuses, which will remain discretionary) that are substantially comparable in the aggregate, determined on an individual basis, to those provided to such Employee prior to the Effective Time.

The Surviving Corporation and its affiliates will honor all benefit plans (including all severance, change of control, retention and similar plans, agreements and practices) in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by the terms of such benefit plan sponsored by Outerwall. Nothing in the Merger Agreement will prevent the amendment or termination of any benefit plan sponsored by Outerwall or interfere with the Surviving Corporation’s or its affiliates’ rights or obligations to make such changes as are necessary to comply with applicable law. Notwithstanding the foregoing, (i) for the later of the duration of the Continuation Period or the remaining term of any individual employment, severance or separation agreement in effect immediately prior to the Effective Time, the Surviving Corporation and its affiliates will provide each Employee who suffers a termination of employment under circumstances that would have given the Employee a right to severance payments and benefits under Outerwall’s severance practice in effect immediately prior to the Effective Time (the “Severance Policy”) or individual employment, severance or separation agreement or other arrangement in effect immediately prior to the Effective Time with severance payments and benefits no less favorable than those that would have been provided to such Employee under the Severance Policy or such individual agreement or other arrangement, (ii) the Surviving Corporation and its affiliates will honor Outerwall’s performance bonus plans for the 2016 fiscal year as in effect immediately prior to the Effective Time and consistent with Outerwall’s past practice (including with respect to timing of payment and methods for determining achievement of performance measures), and (iii) the Surviving Corporation and its affiliates will honor Outerwall and any of its subsidiaries’ retention bonus program in accordance with its terms as in effect immediately prior to the Effective Time.

For all purposes under all employee benefit plans of Parent, the Surviving Corporation and their respective subsidiaries and affiliates providing benefits to any Employee after the Effective Time (the “New Plans”), each Employee will receive full credit for such Employee’s years of service with Outerwall and its subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities for which Outerwall, any of its subsidiaries or any benefit plan has given credit for prior service), to the same extent as such Employee was entitled, prior to the Effective Time, to credit for such service under any similar or comparable benefit plan (except to the extent such credit would result in a duplication of accrual of benefits). In addition, where applicable, and without limiting the generality of the foregoing, Parent will use commercially reasonable efforts to cause: (i) each Employee to be immediately eligible to participate, without any waiting time, in each New Plan to the extent such waiting time was satisfied under a similar or comparable benefit plan in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) at the Effective Time, (ii) all pre-existing condition exclusions and limitations, actively-at-work requirements and evidence-of-insurability requirements of each New Plan to be waived or satisfied for such Employee and his or her covered spouse, domestic partner and dependents to the extent waived, satisfied or not applicable under the analogous Old Plan as of the Effective Time and (iii) all eligible expenses incurred by each Employee and his or her covered spouse, domestic partner and dependents during the portion of the plan year of the Old Plan ending on the date such Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

The Surviving Corporation and its affiliates will, (i) allow such Employee to use earned paid time off and (ii) if any Employee’s employment terminates during the Continuation Period under circumstances entitling the Employee to severance pay under the Severance Policy, pay the Employee, in cash, an amount equal to the value of the earned and unused paid time off, in each case, to the extent such amounts have been properly accrued by Outerwall or the applicable subsidiary.

Nothing in this section, whether express or implied, will confer upon any current or former employee or independent contractor of Outerwall, Parent, the Surviving Corporation or any of their respective subsidiaries or affiliates, any rights or remedies including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under. No provision of this section is intended to modify, amend or create any employee benefit plan of Outerwall, Parent, the Surviving Corporation or any of their respective subsidiaries or affiliates or, subject to the obligations set forth in this section, limit the ability of Outerwall, Parent, the Surviving Corporation or any of their respective subsidiaries or affiliates to amend or terminate any benefit plan or other employee benefit plan or policy in accordance with applicable law and the terms of such benefit plan or other benefit plan or a policy.

Indemnification and Insurance.

The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, in each case, to the fullest extent permitted under applicable law, (i) indemnify and hold harmless, and advance expenses to, each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of Outerwall or of a subsidiary of Outerwall (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, reasonable and documented costs (including amounts paid in settlement or compromise) and expenses (including reasonable and documented fees and expenses of legal counsel) in connection with any legal actions, arbitrations, mediations, litigations, suits, claims, investigations, or other civil or criminal proceedings (collectively, “Legal Actions”) (including as may be administrative or investigative), whenever asserted based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director or officer of Outerwall or any of its subsidiaries or was acting in such capacity, or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director or officer of Outerwall or any of its subsidiaries or taken at the request of Outerwall or any of its subsidiaries (including in connection with serving at the request of Outerwall or such subsidiary as a representative of another person (including any employee benefit plan)), in each case under clause (A) or (B) above, at, or at any time prior to the Effective Time (including any legal action (including as may be administrative or investigative) relating in whole or in part to the Transactions or relating to enforcement of this provision) and (ii) assume all obligations of Outerwall and such subsidiaries to the Indemnitees in respect to indemnification, advancement of expenses and exculpation of liabilities for acts or omissions at or prior to the Effective Time as provided in the organizational documents of Outerwall or its subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of the Merger Agreement and set forth on the applicable disclosure schedule providing indemnification between Outerwall or any of its subsidiaries, on the one hand, and any Indemnitee, on the other hand. The Merger Agreement also requires, without limiting the foregoing, that for a period of six (6) years from and after the Effective Time, Parent shall cause, unless otherwise required by law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors of Outerwall and indemnification of directors and officers of Outerwall than are set forth as of the date of the Merger Agreement in Outerwall’s organizational documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.

The Merger Agreement also requires any person to whom an advancement of expenses is provided to provide, as a condition to such advancement, an undertaking to repay the amounts so advanced if it is ultimately determined that such person is not entitled to indemnification for the Legal Action for which advancements have been made. Additionally, any Indemnitee seeking to claim indemnification or an advancement of expenses under the Merger Agreement or otherwise, upon learning of any such Legal Action, shall promptly notify the Surviving Corporation thereof, but the failure to so notify shall not relieve the Surviving Corporation of any liability it may have to such Indemnitee, except to the extent such failure materially prejudices the Surviving Corporation.

The Merger Agreement further provides that, in the event of any Legal Action, (including as may be administrative or investigative) related to the acts or omissions covered under the Merger Agreement (each, a “Claim”) (i) the Surviving Corporation shall cooperate with the Indemnitee and its insurer in the defense of any such Claim and (ii) without the prior written consent of the Indemnitee (not to be unreasonably withheld, conditioned or delayed), the Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any Claim pending or threatened in writing to which an Indemnitee is a party (and in respect of which indemnification could be sought by such Indemnitee hereunder); provided, that the consent of the Indemnitee shall not be required if such settlement, compromise or consent includes an unconditional release of such Indemnitee from all Liability arising out of such Claim.

The Merger Agreement further provides that Parent or the Surviving Corporation shall cause to be maintained in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability and fiduciary liability insurance maintained by Outerwall on terms and scope with respect to coverage, and in amount, no less favorable to its covered individuals than those of such policies in effect on the date of the Merger Agreement, or policies, issued by a reputable insurer at least equivalent to the insurer(s) of Outerwall’s current directors’ and officers’ liability insurance and fiduciary liability insurance, of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the consummation of the Transactions) so long as Parent or the Surviving Corporation, as the case may be, is not required to pay an annual premium in excess of 300% of the last annual premium paid by Outerwall for such insurance before the date of the Merger Agreement (such 300% amount being the “Maximum Premium”). If Parent or the Surviving Corporation, as the case may be, is unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then Parent or the Surviving Corporation shall instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the foregoing arrangements, before the Effective Time, Outerwall shall be entitled to purchase a six (6)-year prepaid “tail” policy providing no less favorable terms and benefits as the current policies of directors’ and officers’ liability and fiduciary liability insurance maintained by Outerwall and its subsidiaries with respect to matters arising on or before the Effective Time covering, without limitation, the Transactions; provided, that in no event shall the annual premium for any such “tail” policy exceed the Maximum Premium, and, if such a “tail” policy has been obtained by Outerwall before the Effective Time, then Parent and the Surviving Corporation’s obligations hereunder shall be satisfied.

The Merger Agreement also provides that the foregoing covenants are intended to be for the benefit of, and shall be enforceable by, each of the Indemnitees and their respective heirs and legal representatives and, following the Effective Time, shall not be deemed exclusive of, or in substitution for, any other rights to which an Indemnitee is entitled, whether pursuant to law, contract or otherwise. In addition, the obligations of Parent and the Surviving Corporation with respect to such provisions shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to which such provisions applies unless (x) such termination or modification is required by applicable law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that, following the Effective Time, the Indemnitees to whom such provisions applies are third party beneficiaries of such provisions. Parent and the Surviving Corporation are also required under the Merger Agreement to take all necessary action so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations of Parent and the Surviving Corporation described above following certain specified transactions.

Further Action; Reasonable Best Efforts. The Merger Agreement provides that, upon the other terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law, each of the parties will, and will cause its affiliates to, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that, as promptly as practicable, the Offer Conditions and the conditions to the Merger are satisfied and to consummate the Transactions as promptly as practicable, including by preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents.

In addition, upon the terms and subject to the conditions of the Merger Agreement, each of the parties will, and will cause its affiliates to use reasonable best efforts to promptly (i) obtain any consents, approvals, registrations, waivers, permits, orders or other authorizations from, and make any filings and notifications with, any governmental authority or third party necessary, proper or advisable to consummate the Transactions, (ii) make any other submissions necessary, proper or advisable in connection with the Transactions under the Securities Act, the Exchange Act, the HSR Act, the DGCL, the Nasdaq rules and regulations and any other applicable Law and (iii) take or cause to be taken all other actions necessary, proper or advisable to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations, as applicable, under such laws as soon as practicable. Parent and Outerwall have agreed to cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party and its advisors before filing. Parent has agreed to not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by the Merger Agreement at the behest of any governmental authority without the consent of Outerwall, which consent shall not be unreasonably withheld, delayed or conditioned.

Pursuant to the terms of the Merger Agreement, as promptly as practicable after the date of the Merger Agreement and in any event by no later than five business days from such date, each of Outerwall and Parent will file and not withdraw any Notification and Report Forms and related material required to be filed by it with the Federal Trade Commission (the “FTC”) and the U.S. Antitrust Division of the Department of Justice (the “Antitrust Division”), as applicable, with respect to the Transactions (which shall request the early termination of any waiting period applicable to the Transactions under the HSR Act), and shall promptly make any further filings pursuant thereto that may be necessary, proper or advisable. See Section 15—“Certain Legal Matters; Regulatory Approvals” under subsection “U.S. Antitrust Compliance.”

The Merger Agreement also provides that each of Outerwall, on the one hand, and Parent and the Offeror, on the other hand, will (i) promptly inform the other party upon receipt of any communication from any governmental authority regarding any of the Transactions, (ii) make, or cause to be made, to the extent practicable and after consultation with the other party, an appropriate response to a request from a governmental authority for more information related to the Transactions as reasonably practicable, and (iii) not participate in any meeting or engage in any material substantive conversation with any governmental authority without giving the other party prior notice of the meeting or conversation and, unless prohibited by such governmental authority, the opportunity to attend or participate. Further, the Merger Agreement provides that Parent will advise Outerwall promptly of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with any governmental authority in connection with the Transactions. In furtherance and not in limitation of the foregoing, Parent has agreed to resolve any objections that may be asserted with respect to the Transactions under any antitrust, competition or trade regulatory Law, including the HSR Act, as promptly as practicable.

Further, the Merger Agreement also provides that Parent will take all action necessary to avoid the entry or to effect the dissolution of, or vacate or lift, any order that would otherwise have the effect of preventing, impairing or delaying the consummation of the Transactions, or to resolve any objections as the FTC, the Antitrust Division or any other governmental authority may assert under any law with respect to the Transactions and to obtain any clearance required under the HSR Act, or any other approval, consent or authorization necessary under applicable Law for the consummation of the Transactions, including (i) (A) selling, licensing, divesting or disposing of or holding separate any entities, assets or businesses of Parent or its Subsidiaries

(including, after the Effective Time, the Surviving Corporation or any of its subsidiaries), (B) terminating, amending or assigning existing relationships or contractual rights or obligations of Parent or its subsidiaries (including, after the Effective Time, the Surviving Corporation or any of its subsidiaries), (C) changing or modifying any course of conduct regarding future operations of Parent or its Subsidiaries (including, after the Effective Time, the Surviving Corporation or any of its subsidiaries), (D) otherwise taking actions that would limit the respective freedom of action of Parent or its subsidiaries (including, after the Effective Time, the Surviving Corporation or any of its subsidiaries) with respect to, or their ability to retain, one or more of their respective businesses, assets or rights or interests therein, (E) executing settlements, undertakings, consent decrees, stipulations or other agreements with any governmental authority or with any other Person and (F) committing to take any such actions in the foregoing clauses (A) through (E) and (ii) defending through litigation any legal action brought or threatened to be brought by any Person (including any governmental authority) in order to avoid entry of, or to have vacated, lifted or terminated, any order that would prevent the consummation of the Transactions from occurring prior to the Termination Date.

Anti-Takeover Statutes. Each of Outerwall and Parent agrees to use its reasonable best efforts to take all action necessary to ensure that no anti-takeover law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such laws and, if the restrictions of any such anti-takeover law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise lawfully eliminate or minimize the effect of such anti-takeover law on the Transactions.

Delisting. The Merger Agreement provides that, prior to the Closing Date, Outerwall will cooperate with Parent and use its reasonable best efforts to cause the Shares to be delisted from the Nasdaq and deregistered under the Exchange Act as soon as reasonably practicable following the Effective Time.

Financing. The Financing (as defined in Section 12—“Sources and Amount of Funds”), or any alternative financing, is not a condition to the Offer or the Outerwall Merger. The Merger Agreement provides that Parent, the Offeror and Redbox Merger Sub will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and subject only to the conditions set forth in the Debt Commitment Letters and the Equity Commitment Letter (each as defined in Section 12—“Sources and Amount of Funds”) (the “Commitment Letters”), including using reasonable best efforts to: (i) maintain in effect and comply with the Commitment Letters; (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and subject only to the conditions set forth in the Debt Commitment Letters (or on other terms that, with respect to conditionality, are not less favorable to Parent, the Offeror or Redbox Merger Sub than the terms and conditions set forth in the Debt Commitment Letters); (iii) satisfy on a timely basis all conditions applicable to Parent, the Offeror and Redbox Merger Sub in the Commitment Letters and the definitive agreements related thereto (including by consummating the Equity Financing at or prior to the closing on the terms and subject to the conditions set forth in the Equity Commitment Letter) or, if necessary or deemed advisable by Parent, seek the waiver of conditions applicable to Parent, the Offeror and Redbox Merger Sub contained in such Commitment Letters or such definitive agreements related thereto; (iv) upon the satisfaction or waiver of the conditions to Parent’s, the Offeror’s and Redbox Merger Sub’s obligations to consummate the Offer and the Outerwall Merger, consummate the Financing and cause the lenders and the other persons committing to fund the Financing to fund such Financing at the closing; (v) enforce its rights under the Commitment Letters and the definitive agreements relating to the Financing; and (vi) otherwise comply with Parent’s, the Offeror’s and Redbox Merger Sub’s covenants and other obligations under the Commitment Letters and the definitive agreements relating to the Financing. Parent, the Offeror or Redbox Merger Sub will not be required to (i) seek the Equity Financing from any source other than the Equity Investors, or in any amount in excess of that contemplated by, the Equity Commitment Letter, or (ii) pay any material fees in excess of those contemplated by the Equity Commitment Letter or the Debt Commitment Letters.

Upon request by Outerwall, Parent, the Offeror and Redbox Merger Sub will keep Outerwall informed on a reasonably prompt basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide Outerwall with drafts (reasonably in advance of execution) and thereafter complete, correct and executed copies of the material definitive documents for the Debt Financing. Parent, the Offeror and Redbox Merger Sub will give Outerwall prompt notice (i) of any material breach, default, termination, cancellation or repudiation by any party to any of the Commitment Letters or definitive documents related to the Financing of which Parent, the Offeror or Redbox Merger Sub becomes aware, (ii) of the receipt by Parent, the Offeror or Redbox Merger Sub of any written notice or other written communication from any Financing source with respect to any (A) material breach, default, termination, cancellation or repudiation by any party to any of the Commitment Letters or any definitive document related to the Financing of any provisions of the Commitment Letters or any definitive document related to the Financing or (B) material dispute or disagreement between Parent, the Offeror and Redbox Merger Sub and any Financing source or among any parties to any of the Commitment Letters or any definitive document related to the Financing, in each case, regarding the Financing, and (iii) of the occurrence of an event or development that could reasonably be expected to adversely impact the ability of Parent, the Offeror or Redbox Merger Sub to obtain all or any portion of the Financing necessary to pay the aggregate Offer Price and Merger Consideration (and any repayment or refinancing of debt contemplated by the Merger Agreement, the Equity Commitment Letter or the Debt Commitment Letters) and any other amounts required to be paid in connection with the consummation of the Transactions and the Financing (including all amounts payable in respect of stock options and awards under the Merger Agreement) and to pay all related fees and expenses payable by them in connection therewith (such amount, collectively, the “Required Amount”) on the terms and in the manner contemplated by the Commitment Letters. As soon as reasonably practicable, but in any event within two business days of the date Outerwall delivers to Parent, the Offeror or Redbox Merger Sub a written request, Parent, the Offeror and Redbox Merger Sub will provide any information reasonably requested by Outerwall relating to any circumstance referred to in the immediately preceding sentence. Parent, the Offeror, Redbox Merger Sub and the Guarantors may not, without the prior written consent of Outerwall, agree to or permit any termination of or amendment, supplement or modification to be made to, or grant any waiver of any provision under, the Commitment Letters or the definitive agreements relating to the Financing if such termination, amendment, supplement, modification or waiver would (a) impose new or additional conditions precedent to the availability of the Financing or otherwise expand, amend or modify any of the conditions precedent to the Financing in a manner that would reasonably be expected to materially delay or prevent the funding of the Financing (or satisfaction of the conditions to the Financing), (b) reduce the aggregate amount of any portion of the Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Commitment Letters on the date of the Merger Agreement unless the Debt Financing or Equity Financing is increased by a corresponding amount) such that the aggregate amount of the Financing would be below the amount required to pay the Required Amount or (c) adversely impact the ability of Parent, the Offeror or Redbox Merger Sub, as applicable, to enforce its rights against other parties to the Commitment Letters or the definitive agreements with respect to the Financing. Parent will promptly deliver to Outerwall copies of any amendment, modification, supplement, consent or waiver to or under any Commitment Letter or the definitive agreements relating to the Financing promptly upon execution thereof.

If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by either the Outerwall Debt Commitment Letter or the Redbox Debt Commitment Letter, Parent will promptly notify Outerwall in writing and Parent, the Offeror and Redbox Merger Sub will use their reasonable best efforts to arrange and obtain, as promptly as practicable, in replacement thereof alternative financing from alternative sources in an amount sufficient to fund the Required Amount with terms and conditions (including market “flex” provisions) not less favorable to Parent, the Offeror and Redbox Merger Sub (or their respective affiliates) than the terms and conditions set forth in the Outerwall Debt Commitment Letter or the Redbox Debt Commitment Letter, as applicable (the “Alternate Financing”). Parent will deliver to Outerwall true and complete copies of the alternative debt commitment letters (including redacted fee letters) pursuant to which any such alternative source has committed to provide any portion of the Debt Financing.

Parent may enter discussions regarding, and may enter into arrangements and agreements relating to the Equity Financing to add other equity providers, so long as in respect of any such arrangements and agreements, the following conditions are met: (i) the aggregate amount of the Equity Financing is not reduced; (ii) the arrangements and agreements, in the aggregate, would not be reasonably likely to delay, impede or prevent the closing; and (iii) the arrangements and agreements would not diminish or release the pre-Closing obligations of the parties to the Equity Commitment Letter as of the date of the Merger Agreement, adversely affect the rights of Parent, the Offeror or Redbox Merger Sub to enforce its rights against the other parties to the Equity Commitment Letter, or otherwise constitute a waiver or reduction of Parent’s, the Offeror’s or Redbox Merger Sub’s rights under the Equity Commitment Letter.

Prior to the Closing Date, Outerwall and Redbox will use their respective reasonable best efforts to provide, and to cause their respective subsidiaries to use reasonable best efforts to provide, to Parent, the Offeror and Redbox Merger Sub, in each case at Parent’s sole cost and expense, such reasonable cooperation as is customary and reasonably requested by Parent in connection with the arrangement of the Debt Financing, including using reasonable best efforts to: (a) assist in preparation for and participate in marketing efforts (including a reasonable number of lender meetings and calls and a reasonable and limited number of one-on-one meetings and calls that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders of, the Debt Financing), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing at reasonable times and locations mutually agreed, and assist Parent in obtaining ratings in connection with the Debt Financing; (b) assist Parent with the preparation by Parent and the Financing sources of (i) materials for rating agency presentations and (ii) bank information memoranda and similar marketing documents required in connection with the Debt Financing, including the execution and delivery of customary representation letters in connection with bank information memoranda and reviewing and commenting on Parent’s draft of a business description to be included in marketing materials contemplated by the Debt Financing, (c) as promptly as reasonably practicable (i) furnish Parent with all financial statements, financial data, audit reports and other financial information regarding Outerwall and its subsidiaries of the type and form customarily included in marketing documents used to syndicate credit facilities of the type to be included in each Debt Commitment Letter and that is required by the Financing sources or reasonably necessary to satisfy the conditions pursuant to each Debt Commitment Letter (the “Required Information”) and (ii) inform Parent if Outerwall or its subsidiaries has actual knowledge of any facts that would be reasonably likely to require the restatement of any financial statements comprising a portion of the Required Information in order for such financial statements to comply with GAAP; (d) assist Parent in connection with the preparation of pro forma financial information and pro forma financial statements of Outerwall and its subsidiaries of the type required by the Debt Commitment Letters or necessary or reasonably required by Parent’s Financing sources (including the Debt Financing sources) to be included in any customary marketing materials; (e) execute and deliver as of (but not prior to) the closing any pledge and security documents, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of Outerwall with respect to solvency matters in each of the forms set forth as an exhibit to each of the Debt Commitment Letters) and otherwise reasonably facilitate the pledging of collateral; (f) provide at least three business days prior to the Closing Date all documentation and other information about Outerwall and its subsidiaries as is reasonably required under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, in each case to the extent requested in writing at least eight business days prior to the Closing Date; (g) furnish Parent, the Offeror and Redbox Merger Sub and their Debt Financing sources (i) within 40 days after the end of any fiscal quarter that is not a fiscal year end, with the unaudited consolidated balance sheet of Outerwall as of the end of such quarter and the related unaudited statements of income and cash flows, which will have been reviewed by Outerwall’s accountants as provided in SAS 100, and (ii) within 60 days after the end of any fiscal year, with the audited consolidated balance sheet of Outerwall as of the end of such fiscal year and the related audited statements of income and cash flows; (h) cause its independent auditors to provide, consistent with customary practice, (i) reasonable assistance to Parent in connection with Parent’s preparation of pro forma financial statements and information and (ii) reasonable assistance and cooperation to Parent; (i) cooperate reasonably with the Debt Financing sources’ due diligence, to the extent customary and reasonable; and (j) provide customary assistance, upon Parent’s reasonable request, in connection with the repurchase, redemption or repayment of Outerwall’s existing indebtedness.

Outerwall will, and will cause its subsidiaries to, use reasonable best efforts to periodically update any Required Information provided to Parent as may be necessary so that (i) such Required Information is compliant with the requirements applicable thereto under the Merger Agreement, (ii) such Required Information does not contain any untrue statement of material fact regarding the business that is operated and conducted by Outerwall and its subsidiaries (including Redbox) in which consumers rent or purchase movies and video games from self-serving kiosks, including all assets held by Outerwall and its subsidiaries (including Redbox) used or held for use in connection therewith (the “Redbox Business”) and all businesses that are operated and conducted by Outerwall and its subsidiaries other than the Redbox Business, including all assets held by Outerwall and its subsidiaries used or held for use in connection therewith (the “Other Company Business”), as applicable, or omit to state any material fact regarding the Redbox Business or the Other Company Business, as applicable, necessary in order to make such Required Information not misleading under the circumstances and (iii) the financial statements and other financial information included in such Required Information would not be deemed stale under Regulation S-X or Regulation S-K under the Securities Act for a registered public offering of non-convertible debt securities on Form S-1. In addition, if, in connection with a marketing effort contemplated by either of the Debt Commitment Letters, Parent reasonably requests Outerwall to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to Outerwall and its subsidiaries, which Parent reasonably determines (and which Outerwall does not unreasonably object) to include in customary marketing materials for the Debt Financing, then, Outerwall will file a Current Report on Form 8-K containing such material non-public information.

Parent will indemnify, defend and hold harmless Outerwall, its subsidiaries and their respective representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (including the performance of their respective obligations under, or the taking of or refraining from any action in accordance with, the cooperation contemplated by the Financing provisions of the Merger Agreement) and any information used in connection therewith, in each case, other than to the extent any of the foregoing was suffered or incurred as a result of the bad faith, gross negligence or willful misconduct of Outerwall or any of its subsidiaries or, in each case, their respective affiliates or representatives. In addition, Parent will, promptly upon request by Outerwall, reimburse Outerwall for all reasonable and documented out-of-pocket costs incurred by Outerwall or any of its subsidiaries or their respective representatives in connection with the Financing, including the cooperation of Outerwall and its subsidiaries and representatives contemplated by the Financing provisions of the Merger Agreement.

Transaction Litigation; Notification of Certain Matters. Outerwall and Parent have agreed to cooperate in the defense and settlement of any stockholder litigation relating to the Merger Agreement or the Transactions (“Transaction Litigation”), and no such settlement will be agreed to without Parent’s prior written consent. Prior to the Effective Time, the parties will give prompt notice to each other of: (a) any notice or other communication received by such party from any governmental entity in connection with the Transactions or from any person alleging that the consent of such person is required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to Outerwall, the Surviving Corporation, the surviving limited liability company or Parent, (b) any Legal Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the Transactions, (c) any fact, event or circumstance that: (i) has had or would reasonably be expected to result in any Outerwall material adverse effect or Parent material adverse effect, as applicable, or (ii) is reasonably likely to result in any failure of such party to comply with any closing condition to the Merger.

Conditions to Consummation of the Mergers. Pursuant to the Merger Agreement, the respective obligations of Outerwall, Parent and the Offeror to effect the Outerwall Merger are subject to the satisfaction of the following conditions at or prior to the Effective Time:

•	the Offeror having irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer; and

•	no order, whether temporary, preliminary or permanent, enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority or any applicable law shall be in effect enjoining, restraining or otherwise prohibiting or making illegal the consummation of the Mergers.

Termination. The Merger Agreement provides that it may be terminated, and the Transactions may be abandoned at any time prior to the Acceptance Time as follows:

(a)	by mutual written consent of Outerwall and Parent;

(b)	by either Outerwall or Parent:

(i) if any court or other governmental entity has issued an order, decree, ruling, judgment or injunction, or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions and such order, decree, ruling, judgment, injunction or other action is final and non-appealable; provided, that the party seeking to terminate the Merger Agreement pursuant to this clause must have used the standard of efforts to the extent required by (and subject to) the provisions described above in “Further Action; Reasonable Best Efforts” to prevent, oppose and remove such order, decree, ruling, judgment, injunction or other action;

(ii) if (A) the Acceptance Time does not occur on or before 11:59 P.M., New York City time, on the Termination Date, or (B) the Offer expires without Outerwall having irrevocably accepted for payment the Shares validly tendered and not validly withdrawn pursuant to the Offer solely as a result of the failure to satisfy the Minimum Condition; provided, however, that if the Marketing Period has commenced but not yet been completed at the time of the Termination Date, the Termination Date will be extended by Parent until three business days after the final date of the Marketing Period; provided, further, that the right to terminate the Merger Agreement pursuant to this clause will not be available to the party seeking to terminate if any action of such party or the failure of such party to perform any of its obligations under the Merger Agreement required to be performed at or prior to the Acceptance Time has been the primary cause of the failure of the Acceptance Time to occur on or before the Termination Date and such action or failure to perform constitutes a material breach of the Merger Agreement;

(c)	By Outerwall:

(i) in order to entered into an Acquisition Agreement with respect to a Superior Proposal in accordance with, and subject to the terms and conditions of, the Merger Agreement, if, (A) prior to or concurrently with such termination, Outerwall pays any required fees described below under “Fees and Expenses Following Termination,” and (B) Outerwall has complied with the “No Solicitation” provisions under the Merger Agreement described above (other than de minimis breaches);

(ii) if (A) there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent, the Offeror or Redbox Merger Sub, which breach or failure to perform would result in a Parent Material Adverse Effect (as defined in the Merger Agreement) and (B) such breach or failure by its nature cannot be cured or has not been cured prior to the earlier of (x) the Termination Date and (y) 20 business days after Parent’s receipt of written notice of such breach from Outerwall, which written notice will state in reasonable detail the nature of such breach and the basis for such Parent Material Adverse Effect; provided, that Outerwall will not have the right to terminate the Merger Agreement pursuant to this clause if it is then in material breach of its representations or warranties or then materially failing to perform its covenants, obligations or agreements contained in the Merger Agreement;

(iii) if (1) the Offeror fails to commence the Offer within three business days from the time specified in the Merger Agreement or (2) (A) the Marketing Period has ended, (B) the Offer Conditions have been satisfied or waived in accordance with the Merger Agreement, (C) the Offeror fails to consummate the Offer within three business days following the Expiration Time, (D) Outerwall has irrevocably confirmed by written notice to the Offeror its intention to terminate the Merger Agreement if Offeror fails to consummate the Offer within three business days following the Expiration Time, and (E) at all times during such three business day period, Outerwall stood ready, willing and able to consummate the Transactions; provided, that Outerwall will not have the right to terminate the Merger Agreement pursuant to this clause if it is then in material breach of its representations or warranties or then materially failing to perform its covenants, obligations or agreements contained in the Merger Agreement;

(d)	By Parent:

(i) if (A) there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Outerwall, which breach or failure to perform, individually or in the aggregate, would result in the failure of any of the Representations Condition, Covenants Condition, MAE Condition, Dividends Condition or Share Repurchases Condition; and (B) such breach or failure by its nature cannot be cured or has not been cured prior to the earlier of (x) the Termination Date and (y) 20 business days after Outerwall’s receipt of written notice of such breach from Parent, which written notice will state in reasonable detail the nature of such breach and the basis for such condition not being satisfied; provided, that Parent will not have the right to terminate the Merger Agreement pursuant to this clause if Parent, the Offeror or Redbox Merger Sub is then in material breach of its representations or warranties or then materially failing to perform its covenants, obligations or agreements contained in the Merger Agreement; or

(ii) if the Outerwall Board effects an Adverse Recommendation Change.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become null and void without liability of any party, except that, among others, the provisions regarding payment of the fees described below, the expense reimbursement and indemnification contained in the financing cooperation provisions in the Merger Agreement, the provisions of the Confidentiality Agreement (defined below) and Limited Guarantee (defined below) will remain in full force and effect and survive any termination of the Merger Agreement. In addition, termination will not relieve (i) any party to the Merger Agreement from liability for such party’s fraud and (ii) Outerwall of any liability from damages resulting from Outerwall’s or any of its subsidiaries’ Willful and Material Breach, in each case, prior to such valid termination.

For purposes of the Merger Agreement, “Willful and Material Breach” means a material breach, or a material failure to perform, in each case that is the consequence of an act or omission by a party with the actual or constructive knowledge (which shall be deemed to include knowledge of facts that a person acting reasonably should have, based on reasonable due inquiry) that the taking of such act or failure to take such act would or would reasonably be expected to cause a breach of the Merger Agreement.

Fees and Expenses Following Termination. Under the Merger Agreement, Outerwall has agreed to pay to Parent a termination fee of $26,900,000 (“Company Termination Fee”) by wire transfer of immediately available funds, in the event that the Merger Agreement is validly terminated by Outerwall pursuant to paragraph (c)(i) or Parent pursuant to paragraph (d)(ii) described under “Termination” above.

In the event that (a) a Takeover Proposal has been publicly made or publicly proposed to Outerwall or otherwise publicly announced or publicly made known or made to Outerwall or to its stockholders or to any of their respective representatives if communicated to Outerwall and/or its stockholders, in each case prior to the Acceptance Time, (b) thereafter, the Merger Agreement is validly terminated by either Parent or Outerwall pursuant to paragraph (b)(ii) or by Parent pursuant to paragraph (d)(i) described under “Termination” above and (c) within 12 months after such termination, Outerwall enters into a definitive agreement with respect to any Takeover Proposal, or consummates a Takeover Proposal (in each case whether or not involving the same Takeover Proposal or the person making the Takeover Proposal referred to in clause (a), then, in any such event, Outerwall will pay to Parent the Company Termination Fee, such payment to be made within two business days following the earlier of the date on which Outerwall enters into such definitive agreement or consummates such Takeover Proposal, by wire transfer of immediately available funds. For the purpose of this paragraph, all references in the term Takeover Proposal to “20% or more” are deemed to be references to “more than 50%.”

In addition, Outerwall has agreed to pay to Parent an amount (subject to a cap of $3,000,000) equal to that required to reimburse Parent, the Offeror, Redbox Merger Sub and their respective affiliates for all reasonable and documented fees and expenses incurred in connection with the Transactions in the event that the Merger Agreement is validly terminated by Parent pursuant to paragraph (d)(i) described under “Termination” above.

In the event Outerwall (a) validly terminates the Merger Agreement pursuant to paragraphs (c)(iii)(2) described under “Termination” above or (b) (i) validly terminates the Merger Agreement pursuant to paragraphs (c)(ii) or (c)(iii)(1) described under “Termination” above and (ii) the material breach or material failure by Parent, the Offeror or Redbox Merger Sub or the failure by the Offeror to commence the Offer within three business days of the time period specified therein, as applicable, is the primary cause of the failure of the Offer, the Offer Closing or the Merger Closing, as the case may be, to be consummated pursuant to and in accordance with the terms and conditions of the Merger Agreement, Parent has agreed to pay to Outerwall the Parent Termination Fee (as defined in Section 1—“Terms of the Offer”) by wire transfer of immediately available funds.

If Outerwall or Parent fails to promptly pay any amount due in connection with any valid termination of the Merger Agreement as required pursuant to the Merger Agreement, and, in order to obtain such payment, Parent or the Offeror, on the one hand, or Outerwall, on the other hand, commences a suit that results in a final and non-appealable judgment against the other party for the amount so due, then the prevailing party will be entitled to receive from the other party its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) up to a maximum aggregate amount of $1,500,000 in connection with such suit, together with interest on such amount at the prime lending rate prevailing during such period as published in The Wall Street Journal, Eastern Edition, calculated on a daily basis from the date such amounts were required to be paid to the date of actual payment (the “Enforcement Expenses”).

Amendment. The Merger Agreement may be amended or supplemented by the parties in any and all respects by written agreement of the parties, at any time prior to the Effective Time; provided, that, after the Acceptance Time, no amendment may be made in any manner that causes the Merger Consideration to be in a form different than or in an amount less than the Offer Price. However, certain provisions of the Merger Agreement may not be amended, modified or altered in any manner adverse to the financing sources identified in each Debt Commitment Letter in any material respect without the prior written consent of such financing sources.

Waiver. The Merger Agreement provides that, at any time prior to the Effective Time, any party to the Merger Agreement may (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained therein or in any document delivered pursuant thereto, and (c) subject to the requirements of applicable law, waive compliance by the other party with any of the agreements or conditions contained therein. Any agreement by the parties to an extension or waiver will be valid only if set forth in writing and signed on behalf of such party. The failure of any party to assert any rights or remedies will not constitute a waiver of such rights or remedies, nor will any single or partial exercise thereof preclude any other or further exercise of any other right or remedy hereunder.

Specific Performance. Under the Merger Agreement, the parties are entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement (including any obligation to extend the Offer pursuant to the Merger Agreement and to comply with the covenants related to the Financing set forth in the Merger Agreement). Notwithstanding the foregoing, Outerwall and its affiliates will not be entitled to enforce specifically Parent’s, the Offeror’s or Redbox Merger Sub’s obligation to cause all or any portion of the Equity Financing to be funded or cause Parent, the Offeror or Redbox Merger Sub to consummate the Mergers, the Offer or the Financing unless and only if: (i) the Marketing Period has ended, (ii) with respect to the consummation of the Offer, the Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, but subject to their fulfillment or valid waiver at or prior to the Acceptance

Time) have been satisfied or validly waived, (iii) with respect to the consummation of the Mergers, the conditions precedent to the Mergers set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Merger Closing, but subject to their fulfillment or valid waiver at the Merger Closing) have been satisfied or validly waived, (iv) the Debt Financing (or Alternate Financing) has been received by Parent in full in accordance with the terms thereof, or such full amount will be funded to Parent at the Offer Closing or the Merger Closing, as applicable, if the Equity Financing is funded at the Offer Closing or the Merger Closing, as applicable (provided, that Parent, Outerwall Merger Sub and Redbox Merger Sub will not be required to draw down the Equity Financing or consummate the Offer Closing or the Merger Closing, as applicable, if the Debt Financing (or Alternative Financing) is not in fact funded at the Offer Closing or the Merger Closing, as applicable), (v) Outerwall has irrevocably and unconditionally confirmed in writing to Parent that, (A) if specific performance is granted and the Equity Financing and Debt Financing (or Alternate Financing) are funded, then the Merger Closing will occur substantially simultaneously with the drawdown of the Equity Financing and the Debt Financing (or Alternate Financing) (and Outerwall has not revoked, withdrawn, modified or conditioned such confirmation) and (B) Outerwall is prepared, willing and able to effect the Merger Closing and the other transactions contemplated hereunder, and (vi) Parent, the Offeror and Redbox Merger Sub fail to complete the Offer Closing or the Merger Closing, as applicable, within three business days after delivery of Outerwall’s irrevocable written confirmation.

Non-Recourse. Pursuant to the Merger Agreement, each party agrees on behalf of itself and its affiliates that all Legal Actions that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to the Merger Agreement, the Transactions, the Financing and any other documents related thereto or transactions contemplated thereby, may be made only against the persons that are expressly identified as parties to the Merger Agreement and no recourse will be had against any other person and no other person will have any liabilities or obligations in respect thereof, except for claims with respect to the Limited Guarantee only that Outerwall may assert against the Guarantors solely as and to the extent specified, and on the terms and conditions set forth in the Limited Guarantee.

The foregoing summary and description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which has been filed as Exhibit (d)(1) to the Schedule TO and which is incorporated herein by reference.

The Limited Guarantee. Simultaneously with the execution of the Merger Agreement, Apollo Investment Fund VIII, L.P., Apollo Overseas Partners (Delaware 892) VIII, L.P., Apollo Overseas Partners (Delaware) VIII, L.P. and Apollo Overseas Partners VIII, L.P. (the “Guarantors”) provided Outerwall with a limited guarantee (the “Limited Guarantee”) pursuant to which each Guarantor guarantees, severally and not jointly, the payment and performance of Parent’s obligations to Outerwall with respect to the payment of the Parent Termination Fee, Enforcement Expenses, certain indemnification obligations related to financing cooperation and damages resulting from fraud by Parent or the Offeror on or before the Merger Closing under and in accordance with the Merger Agreement (the “Guaranteed Obligation”), subject to a maximum aggregate obligation of $53,700,000 and the other terms and conditions of the Limited Guarantee.

The foregoing summary and description of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference.

The Confidentiality Agreement. Outerwall and Management VIII entered into a confidentiality agreement dated as of April 1, 2016 (the “Confidentiality Agreement”). As a condition to being furnished certain confidential information (“Confidential Information”), Management VIII agreed that such Confidential Information will be kept by it and its representatives confidential and will be used solely for the purpose of evaluating a possible transaction involving Outerwall. The Confidentiality Agreement contains customary standstill provisions with a term of one year that would automatically terminate before the expiration of such term in certain situations, including the entry by the Company into a definitive acquisition agreement with a third party pursuant to which such third party agrees to acquire at least a majority of the outstanding voting securities of the Company or 50% or more of the assets of the Company and its subsidiaries (measured on a consolidated basis). The Confidentiality Agreement expires 18 months after the date of the Confidentiality Agreement.

The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.

12.	Sources and Amount of Funds

The Offeror estimates that it will need approximately $1.6 billion to purchase Shares in the Offer, to provide funding for the consideration to be paid in the Outerwall Merger, to refinance certain existing indebtedness of Outerwall at the Merger Closing and to pay certain fees and expenses related to the Transactions. Parent has received (i) a commitment from certain lenders to provide the Offeror with secured credit facilities in an aggregate principal amount of $745 million, comprised of a senior secured first lien term facility in an aggregate principal amount of up to $535 million (the “Outerwall Senior Secured First Lien Term Facility”), a senior secured first lien revolving credit facility in an aggregate principal amount of up to $75 million (the “Outerwall Senior Secured Revolving Facility” and, together with the Outerwall Senior Secured First Lien Term Facility, the “Outerwall Senior Secured First Lien Facilities”) and a senior secured second lien term facility in an aggregate principal amount of up to $135 million (the “Outerwall Senior Secured Second Lien Term Facility,” and together with the Outerwall Senior Secured First Lien Facilities, the “Outerwall Credit Facilities”) and (ii) a commitment from certain lenders to provide Redbox Merger Sub with secured credit facilities in an aggregate principal amount of $440 million, comprised of a senior secured first lien term facility in an aggregate principal amount of up to $400 million (the “Redbox Senior Secured Term Facility”) and a senior secured first lien revolving credit facility in an aggregate principal amount of up to $40 million (the “Redbox Senior Secured Revolving Facility,” and, together with the Redbox Senior Secured Term Facility, the “Redbox Credit Facilities,” and, together with the Outerwall Credit Facilities, the “Debt Financing”). Subject to certain conditions, the Debt Financing will be made available to the Offeror or Redbox Merger Sub, as applicable, to finance the Offer and the Outerwall Merger, refinance certain of Outerwall’s existing indebtedness, pay related fees and expenses incurred in connection with the Offer and the Mergers and the transactions contemplated thereby and to provide for ongoing working capital and for other general corporate purposes of Outerwall and its subsidiaries or Redbox and its subsidiaries, as applicable. In addition, Parent has obtained an Equity Commitment Letter from the Equity Investors which provides for up to $630 million in aggregate of equity financing. Parent will contribute or otherwise advance to the Offeror the proceeds of the equity commitments, which, together with net proceeds of the Debt Financing, available cash of Outerwall and its subsidiaries following the Mergers, will be sufficient to pay the Required Amount. The equity and debt financing commitments are subject to certain conditions.

We do not believe our financial condition is material to your decision whether to tender your Shares and accept the Offer because (a) we were organized solely in connection with the Offer and the Mergers and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Mergers, (b) the Offer is being made for all of the issued and outstanding Shares solely for cash, (c) the Offer is not subject to any financing condition, (d) the Offer is being made for all outstanding Shares of Outerwall, (e) if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares (other than the Excluded Shares) for cash at the same price per share as the Offer Price in the Outerwall Merger and (f) we have all of the financial resources, including committed debt and equity financing, sufficient to finance the Offer and the Outerwall Merger.

Debt Financing.

Parent has received (i) the commitment letter, dated July 24, 2016 (the “Outerwall Debt Commitment Letter”) from prospective arrangers and lenders (the “Outerwall Lender Parties”) to provide, subject to the satisfaction (or waiver by the Outerwall Lender Parties) in all material respects of the conditions set forth therein, to the Offeror (which includes solely for purposes of this Section 12, Outerwall), up to $745 million in aggregate principal amount of Outerwall Credit Facilities, comprised of the Outerwall Senior Secured First Lien Term Facility, the Outerwall Senior Secured Revolving Facility (the proceeds of which are not expected to be used to consummate the Offer or the Outerwall Merger, but which may be used by Outerwall for general corporate purposes after completion of the Transactions) and the Outerwall Senior Secured Second Lien Term Facility and (ii) the debt commitment letter, dated July 24, 2016 (the “Redbox Debt Commitment Letter,” and, together with the Outerwall Debt Commitment Letter, the “Debt Commitment Letters”) from prospective arrangers and lenders the (“Redbox Lender Parties” and, together with the Outerwall Lender Parties, the “Lender Parties”) to provide, subject to the satisfaction (or waiver by the Redbox Lender Parties) in all material respects of the conditions set forth therein, to Redbox Merger Sub (which includes solely for purposes of this Section 12, Redbox), up to $440 million in aggregate principal amount of Redbox Credit Facilities, comprised of the Redbox Senior Secured Term Facility and the Redbox Senior Secured Revolving Facility (the proceeds of which are not expected to be used to consummate the Offer or the Redbox Merger, but which may be used by Redbox for general corporate purposes after completion of the Transactions), in each case, for the purpose of financing the Offer and the Outerwall Merger, refinancing certain of Outerwall’s existing indebtedness, paying fees and expenses incurred in connection with the Offer and the Mergers and the transactions contemplated thereby and for providing ongoing working capital and for other general corporate purposes of Outerwall and its subsidiaries or Redbox and its subsidiaries, as applicable.

In the event that (a) the Closing Date does not occur on or before the Termination Date, as such date may be extended in accordance with the terms of the Merger Agreement (but in no event later than December 16, 2016), (b) the Merger Agreement is terminated in accordance with its terms without the consummation of the Mergers having occurred or (c) the Mergers are consummated without the use of the Debt Financing, then the Debt Commitment Letters and the commitment of the Lender Parties with respect to the Debt Financing will automatically terminate, unless the Lender Parties, in their discretion, agree to an extension. The documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this document. Each of Parent, the Offeror and Redbox Merger Sub has agreed to use its reasonable best efforts to consummate the Debt Financing on the terms and conditions described in each Debt Commitment Letter. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by either the Outerwall Debt Commitment Letter or the Redbox Debt Commitment Letter, Parent, the Offeror and Redbox Merger Sub will use their reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to fund the Required Amount with terms and conditions (including any applicable market “flex” provisions) not less favorable to Parent, the Offeror and Redbox Merger Sub (or their respective affiliates) than the terms and conditions set forth in the Outerwall Debt Commitment Letter or the Redbox Debt Commitment Letter, as applicable.

Although the Debt Financing described in this document is not subject to a due diligence or “market out” condition, such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing described herein is not available. There is no financing condition to the Offer.

Conditions Precedent to the Debt Commitments. The availability of the Debt Financing is subject to, among other things:

•	consummation of the Offer and the Mergers in accordance with the Merger Agreement (without giving effect to any amendment, modification, waiver, consent or other modification by Parent that is materially adverse to the interests of the lenders (in their capacities as such) under such facilities, other than with the approval of the lead arrangers thereof);

•	since the date of the Merger Agreement, the absence of a Company Material Adverse Effect;

•	delivery of certain historical and pro forma financial information about Outerwall and its subsidiaries or Redbox and its subsidiaries, as applicable;

•	use of commercially reasonable efforts by the Offeror or Redbox Merger Sub, as applicable, to deliver, not later than 15 consecutive days prior to the closing, a customary confidential information memorandum and other customary marketing materials to be used in connection with the marketing of the Debt Financing;

•	absence of third-party debt for borrowed money (other than the Debt Financing, indebtedness permitted to be incurred or outstanding pursuant to the Merger Agreement, rollover of then existing capital leases and other debt approved by the lead arrangers thereof). Additionally, on the Closing Date, after giving effect to the Transactions and the Debt Financing, Outerwall’s Third Amended and Restated Credit Agreement dated June 24, 2014 shall have been repaid in full and Outerwall’s outstanding 6.000% notes due 2019 and 5.875% notes due 2021 shall have been repaid, repurchased or redeemed in full or the indentures governing such notes shall have been satisfied and discharged;

•	payment of fees and expenses required by the Debt Commitment Letters; and

•	execution and delivery of definitive documentation.

Debt Financing. The Debt Financing will be comprised of (a) the Outerwall Credit Facilities and (b) the Redbox Credit Facilities.

The Outerwall Credit Facilities are expected to be comprised of (a) the Outerwall Senior Secured First Lien Term Facility with a term of seven years, (b) the Outerwall Senior Secured Revolving Facility with a term of five years and (c) the Outerwall Senior Secured Second Lien Term Facility with a term of eight years. Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), Jefferies Finance LLC (“Jefferies”), Barclays Bank PLC (“Barclays”) and Credit Suisse Securities (USA) LLC (“CS Securities”) will act as joint bookrunners and joint lead arrangers for the Outerwall Credit Facilities.

The Redbox Credit Facilities are expected to be comprised of (a) the Redbox Senior Secured Term Facility with a term of five years and (b) the Redbox Senior Secured Revolving Facility with a term of four and a half years. Jefferies, MLPFS and CS Securities will act as joint bookrunners and joint lead arrangers for the Redbox Credit Facilities.

Outerwall Credit Facilities.

Interest Rate. Loans under the Outerwall Credit Facilities are expected to bear interest, at the Offeror’s option, at a rate equal to the adjusted LIBOR or an alternate base rate, in each case plus a spread.

Guarantors. All obligations of the Offeror under the Outerwall Credit Facilities and, at the option of the Offeror, under hedging agreements and cash management arrangements will be guaranteed by each of the existing and future direct and indirect, material wholly owned domestic subsidiaries of the Offeror that will remain subsidiaries of the Offeror following the consummation of the Mergers and certain related transactions (subject to customary exceptions) and, in the case of the Outerwall Senior Secured First Lien Facilities, Outerwall Holdings.

Security. The obligations of the Offeror and the guarantors under the Outerwall Credit Facilities and under any hedging agreements and cash management arrangements entered into with an Outerwall Lender Party or any of its affiliates, will be secured, subject to permitted liens and other agreed upon exceptions, on a first priority basis, in the case of the Outerwall Senior Secured First Lien Facilities, or on a second priority basis, in the case of the Outerwall Senior Secured Second Lien Term Facility, by a perfected security interest in (a) subject to customary exceptions, substantially all of the material owned assets of the Offeror and each subsidiary guarantor, in each case, whether owned on the Closing Date or thereafter acquired and (b) in the case of the Outerwall Senior Secured First Lien Facilities, all of the equity interests of the Offeror directly held by Outerwall Holdings.

Other Terms. The Outerwall Credit Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and acquisitions, transactions with affiliates, liens and dividends and other distributions. The Outerwall Credit Facilities will also include customary events of defaults including a change of control to be defined.

Redbox Credit Facilities.

Interest Rate. Loans under the Redbox Credit Facilities are expected to bear interest, at Redbox Merger Sub’s option, at a rate equal to the adjusted LIBOR or an alternate base rate, in each case plus a spread.

Guarantors. All obligations of Redbox Merger Sub under the Redbox Credit Facilities and, at the option of Redbox Merger Sub, under hedging agreements and cash management arrangements will be guaranteed by Redbox Holdings and each of the existing and future direct and indirect, material wholly owned domestic subsidiaries of Redbox Merger Sub (subject to customary exceptions).

Security. The obligations of Redbox Merger Sub and the Guarantors under the Redbox Credit Facilities and under any hedging agreements and cash management arrangements entered into with a Redbox Lender Party or any of its affiliates, will be secured, subject to permitted liens and other agreed upon exceptions, on a first priority basis by a perfected security interest in (a) all of the equity interests of Redbox Merger Sub directly held by Redbox Holdings and (b) subject to customary exceptions, substantially all of the material owned assets of Redbox Merger Sub and each subsidiary guarantor, in each case, whether owned on the Closing Date or thereafter acquired.

Other Terms. The Redbox Credit Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and acquisitions, transactions with affiliates, liens and dividends and other distributions. The Redbox Credit Facilities will also include customary events of defaults including a change of control to be defined.

This summary does not purport to be complete and is qualified in its entirety by the full text of the Debt Commitment Letters, copies of which have been filed as Exhibits (b)(1) and (b)(2) to Schedule TO and which are incorporated herein by reference.

Equity Financing.

Parent has received an Equity Commitment Letter, dated July 24, 2016, from the Equity Investors pursuant to which the Equity Investors have committed, severally, and not jointly, subject to the conditions of the Equity Commitment Letter, equity financing (“Equity Financing” and together with the Debt Financing, the “Financing”) up to $630 million in aggregate in equity for the purpose of enabling (a) Parent to cause the Offeror to accept for payment and pay for any Shares tendered pursuant to the Offer at the Acceptance Time (the “Offer Amount”) and (b) Parent to make the payments due in connection with the Outerwall Merger at the Effective Time (the “Merger Amount”). With respect to the Offer Amount and the Merger Amount, the conditions to the Equity Investors’ funding obligation under the Equity Commitment Letter include: (1) with respect to the Offer Amount, (A) the execution and delivery of the Merger Agreement by Outerwall, (B) the satisfaction in full or valid waiver of the Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Offer Closing, but subject to the concurrent satisfaction or waiver of such Offer Conditions at the Offer Closing), (C) the substantially concurrent acceptance for payment by the Offeror of all Shares validly tendered and not validly withdrawn pursuant to the Offer, and (D) the prior or simultaneous closing of the Debt Financing and the concurrent receipt by Parent and the Offeror of the net cash proceeds thereof on the terms and subject to the conditions of the Debt Commitment Letters and (2) with respect to the Merger Amount, (A) the execution and delivery of the Merger Agreement by Outerwall, (B) the satisfaction in full or valid waiver of the conditions precedent to Parent’s and the Offeror’s obligations set forth in the Merger Agreement (other than those conditions precedent that by their nature are to be satisfied at the Merger Closing, but subject to the concurrent satisfaction or waiver of such conditions precedent at the Merger Closing), (C) the substantially concurrent consummation of the Outerwall Merger on the terms and subject to the conditions of the Merger Agreement, and (D) the prior or simultaneous closing of the Debt Financing and the concurrent receipt by Parent and the Offeror of the net cash proceeds thereof on the terms and subject to the conditions of the Debt Commitment Letters.

The Equity Investors’ funding obligations under the Equity Commitment Letter will terminate automatically and immediately upon the earliest to occur of: (a) a valid termination of the Merger Agreement in accordance with its terms, (b) the Merger Closing, (c) the payment in full by the Equity Investors of the Guaranteed Obligation pursuant to the Limited Guarantee, and (d) the assertion, directly or indirectly, by Outerwall or any of its affiliates, or any of its or their respective representatives, of any claim against any Equity Investor and certain other related parties, except for (x) claims by Outerwall against the Equity Investors in respect of the Guaranteed Obligation solely as and to the extent specified in, and on the terms and subject to the conditions of, the Limited Guarantee and (y) claims by Outerwall to enforce as a third party beneficiary the Equity Commitment Letter, solely in the event that Outerwall is awarded specific performance (solely as and to the extent specified in, and on the terms and subject to the conditions of, the Equity Commitment Letter, solely to the extent permitted under, and on the terms and subject to the conditions of, the Merger Agreement).

Outerwall is a third party beneficiary of the Equity Commitment Letter solely in the event that Outerwall is awarded, in accordance with, and subject to, the terms and conditions of the Merger Agreement, specific performance of Parent’s obligation to cause the Equity Financing to be funded in accordance with the terms and conditions of the Equity Commitment Letter.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(2) to the Schedule TO and which is incorporated herein by reference.

13.	Conditions of the Offer

Capitalized terms used in this Section 13—“Conditions of the Offer,” but not defined herein have the respective meanings given to them in the Merger Agreement.

Notwithstanding any other provision of the Offer or the Merger Agreement and in addition to (and not in limitation of) the Offeror’s right to extend and amend the Offer pursuant to the Merger Agreement, the Offeror will not be required to (and Parent will not be required to cause the Offeror to) accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act) pay for any validly tendered Shares and not properly withdrawn pursuant to the Offer, and, subject to the provisions of the Merger Agreement, may delay the acceptance for payment of or payment for Shares or may terminate or amend the Offer if:

•	the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the General Corporation Law of the DGCL), together with any Shares then owned by the Offeror, do not represent at least one Share more than 50% of the then outstanding Shares (the “Minimum Condition”);

•	there exists any law or order (including any injunction or other judgment), whether temporary, preliminary or permanent, in effect that enjoins, restrains or otherwise prohibits or makes illegal the consummation of the Offer or the Mergers;

•	the applicable waiting period (and any extension thereof) under the HSR Act in respect of the Transactions has not expired or been terminated;

•	Outerwall’s representations and warranties contained in the Merger Agreement (subject to de minimis, materiality and Company Material Adverse Effect qualifiers) are not true and correct when made and as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) (the “Representations Condition”);

•	Outerwall’s not having performed or complied in all material respects with its obligations, agreements and covenants as required under the Merger Agreement (the “Covenants Condition”);

•	since the date of the Merger Agreement, there has occurred any effect, change, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (the “MAE Condition”);

•	Parent failed to receive from Outerwall a certificate, executed by a duly authorized officer thereof, to the effect that the Representations Condition, Covenants Condition and MAE Condition are continuing as of the Expiration Time;

•	the Merger Agreement has been terminated in accordance with its terms;

•	following the date of the Merger Agreement, the Outerwall Board, or any committee or subcommittee thereof or any equivalent governing body of any subsidiary of Outerwall, has authorized, or Outerwall has made, declared or paid, any dividend or other distribution (payable in cash, stock, property, rights or otherwise) on any shares of capital stock of Outerwall or any non-wholly owned subsidiary of Outerwall, other than Outerwall’s regular quarterly cash dividend (the “Dividends Condition”) of $0.60 per Share for the third quarter of Outerwall’s 2016 fiscal year;

•	following the date of the Agreement, subject to certain exceptions set forth in the Merger Agreement, the Outerwall Board, or any committee or subcommittee thereof or any equivalent governing body of any subsidiary of Outerwall, has authorized, or Outerwall has made, any purchases of any shares of capital stock of Outerwall or any non-wholly owned subsidiary of Outerwall (or any warrants, options or other rights to acquire the foregoing) (the “Share Repurchases Condition”); or

•	the Marketing Period has not been completed.

The foregoing conditions are for the sole benefit of Parent and the Offeror and, subject to the terms and conditions of the Merger Agreement and applicable law, may be waived by Parent and the Offeror, in whole or in part, at any time and from time to time (other than the Minimum Condition) prior to the Expiration Time. The failure by Parent or the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

14.	Dividends and Distributions

Outerwall has paid a quarterly dividend since 2015. On March 18, 2015, June 23, 2015, September 15, 2015, December 8, 2015 and March 29, 2016, Outerwall paid a cash dividend of $0.30 per Share. On June 21, 2016, Outerwall paid a cash dividend of $0.60 per Share.

Under the terms of the Merger Agreement, Outerwall is not permitted, without the prior written consent of Parent, to declare or pay dividends with respect to the Shares, other than (i) dividends and distributions by wholly owned subsidiaries of Outerwall to Outerwall and (ii) the one time right of Outerwall to declare and pay its regular quarterly cash dividend for the third quarter of Outerwall’s 2016 fiscal year which shall not exceed $0.60 per Share. On July 24, 2016, Outerwall declared a quarterly dividend of $0.60 per Share for the third quarter of Outerwall’s 2016 fiscal year, which is expected to be paid on September 6, 2016 to Outerwall stockholders of record at the close of business on August 23, 2016. See Section 11—“Purpose of the Offer and Plans for Outerwall; Transaction Documents—The Merger Agreement—Covenants.”

15.	Certain Legal Matters; Regulatory Approvals

General. Except as otherwise set forth in this Offer to Purchase, based on Parent’s and the Offeror’s review of publicly available filings by Outerwall with the SEC and other information regarding Outerwall, Parent and the Offeror are not aware of any licenses or other regulatory permits which appear to be material to the business of Outerwall and which might be adversely affected by the acquisition of Shares by the Offeror or Parent pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by the Offeror, or Parent pursuant to the Offer. In addition, except as set forth below, Parent and the Offeror are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Parent’s and the Offeror’s acquisition or ownership of the Shares. Should any such approval or other action be required, Parent and the Offeror currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions. In such an event, we may not be required to purchase any Shares in the Offer. See Section 11—“Purpose of the Offer and Plans for Outerwall; Transaction Documents—The Merger Agreement—Termination,” Section 11—“Purpose of the Offer and Plans for Outerwall; Transaction Documents—The Merger Agreement—Further Action; Reasonable Best Efforts” and Section 13—“Conditions of the Offer.”

U.S. Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied.

It is a condition to the Offeror’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by the ultimate parent entity of Parent, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC or the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional documentary material or information (a “Second Request”), the waiting period with respect to the Transactions would be extended until ten calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with consent of Parent. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Outerwall Merger would not require an additional filing under the HSR Act if the Offeror owns 50% or more of the outstanding Shares at the time of the Outerwall Merger or if the Outerwall Merger occurs within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Offeror’s proposed acquisition of Outerwall. At any time before or after the Offeror’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the Transactions by seeking a federal court order enjoining the Transactions or, if Shares have already been acquired, requiring disposition of those Shares, or the divestiture of substantial assets of the Offeror, Outerwall, or any of their respective subsidiaries or affiliates, or seek other conduct relief. At any time before or after consummation of the Transactions, notwithstanding the early termination of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Offeror may not be obligated to consummate the Offer or the Outerwall Merger. See Section 13—“Conditions of the Offer.”

The ultimate parent entity of Parent filed a Premerger Notification and Report Form on July 29, 2016. Outerwall filed a Premerger Notification and Report Form on July 29, 2016.

State Takeover Laws. Outerwall is incorporated under the laws of Delaware. Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” or the transaction pursuant to which such person becomes an “interested stockholder” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Outerwall Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Outerwall Merger, for purposes of Section 203 of the DGCL.

A number of states (including Washington, where Outerwall’s principal executive office is located) have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Outerwall’s principal executive office is located in Bellevue, Washington. In certain circumstances, Chapter 23B.19 of the Washington Business Corporations Act (the “WBCA”) may affect attempts to acquire control of the Company. In general, under Chapter 23B.19 of the WBCA, a plan of merger between a “target corporation” (as defined in Chapter 23B.19 of the WBCA) and an “acquiring person” (defined as a person or group of persons, other than the target corporation or a subsidiary of the target corporation, who is the beneficial owner of voting shares entitled to cast votes comprising 10% or more of the voting power of the target corporation) can only be consummated if the board of directors recommends the plan of merger to the shareholders and (1) the merger or acquiring person’s share acquisition is approved by the board of directors prior to the acquiring person’s share acquisition time, or (2) the merger is approved by the board of directors and at least two-thirds of the votes entitled to be cast by the outstanding voting shares of the target corporation (excluding shares beneficially held by the acquiring person), unless five years have elapsed after the acquiring person acquired the shares or certain price and other conditions are satisfied. Under Chapter 23B.19 of the WBCA, the term “target corporation” includes a corporation incorporated in a state other than Washington if that corporation has a class of securities registered under the Exchange Act and certain other conditions relating to the location of its principal executive office, residence of its stockholders, residence of its employees and location of its tangible assets are met. Although Outerwall has not determined whether it meets the definition of a “target corporation” under these tests, the Outerwall Board has approved of the entry into the Merger Agreement and the consummation of the Transactions, including the Offer and the Mergers, and has taken all appropriate action, so that Chapter 23B.19 of the WBCA, with respect to Outerwall, will not be applicable to Parent, Outerwall Merger Sub and Redbox Merger Sub by virtue of such actions.

Outerwall, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Outerwall Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Mergers, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Mergers, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Mergers. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 13—“Conditions of the Offer.”

16.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Outerwall Merger takes place pursuant to Section 251(h) of the DGCL stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Outerwall Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment in cash in an amount equal to the “fair value” of your Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value. This value may be the same, more or less than the price that the Offeror is offering to pay you in the Offer and the Outerwall Merger. Moreover, the Surviving Corporation may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Outerwall Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex B to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which will occur on the date on which the Offeror irrevocably accepts for purchase the Shares validly tendered in the Offer, and twenty days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9 (which date of mailing is August 5, 2016), deliver to Outerwall at the address indicated in the Schedule 14D-9, a demand in writing for appraisal of such Shares, which demand must reasonably inform Outerwall of the identity of the stockholder and that the stockholder is demanding appraisal for such Shares;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of Outerwall’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

You will not be entitled to appraisal rights unless the Outerwall Merger is completed. The information provided above is for informational purposes only with respect to your alternatives if the Outerwall Merger is completed. If you tender your shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your shares but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

17.	Fees and Expenses

The Offeror has retained the Depositary and Paying Agent and the Information Agent in connection with the Offer. Each of the Depositary and Paying Agent and the Information Agent will receive customary compensation, reimbursement for out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws. As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither Parent nor the Offeror will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will upon request be reimbursed by the Offeror, upon request, for customary mailing and handling expenses incurred by them in forwarding the offering material to their clients.

18.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

The Offeror and Parent have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—“Certain Information Concerning Outerwall—Available Information.”

No person has been authorized to give any information or make any representation on behalf of Parent or the Offeror not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, that information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, the Offeror, Outerwall or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Aspen Merger Sub, Inc.

August 5, 2016

Schedule A

Directors and Executive Officers of

The Offeror, Parent, Management VIII and Controlling Entities

1.	The Offeror

The Offeror, a Delaware corporation, was formed on July 22, 2016, solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Outerwall Merger and arranging financing therefor. The Offeror is a direct, wholly owned subsidiary of Parent and has not engaged in any business except as contemplated by the Merger Agreement. The principal office address of the Offeror is 9 West 57th Street, 43rd Floor, New York, New York 10019. The telephone number at the principal office is 212-515-3200.

Directors and Executive Officers of the Offeror

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Offeror are set forth below.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History
Leon Black, President	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen

Mr. Black is the Chairman of the Board of Directors, Chief Executive Officer and a Director of Apollo Global Management, LLC and a Managing Partner of Apollo Management, L.P. In 1990, Mr. Black founded Apollo Management, L.P. and Lion Advisors, L.P. to manage investment capital on behalf of a group of institutional investors, focusing on corporate restructuring, leveraged buyouts, and taking minority positions in growth-oriented companies. From 1977 to 1990, Mr. Black worked at Drexel Burnham Lambert Incorporated, where he served as Managing Director, head of the Mergers & Acquisitions Group and co-head of the Corporate Finance Department. Mr. Black serves on the board of directors of the general partner of AP Alternative Assets and previously served on the board of directors of Sirius XM Radio Inc. Mr. Black is Co-Chairman of The Museum of Modern Art and a trustee of The Mount Sinai Medical Center, and The Asia Society. He is also a member of The Council on Foreign Relations and The Partnership for New York City. He is also a member of the Board of Directors of Faster Cures and the Port Authority Task Force. Mr. Black graduated summa cum laude from Dartmouth College in 1973 with a major in Philosophy and History and received an MBA from Harvard Business School in 1975.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History
Marc J. Rowan, Vice President	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen

Mr. Rowan is a Senior Managing Director and Director of Apollo Global Management, LLC and Managing Partner of Apollo Management, L.P., which he co-founded in 1990. Prior to that time, Mr. Rowan was a member of the Mergers & Acquisitions Group of Drexel Burnham Lambert Incorporated, with responsibilities in high yield financing, transaction idea generation and merger structure negotiation. Mr. Rowan currently serves on the boards of directors of the general partner of AP Alternative Assets, L.P., Apollo Global Management, LLC, Athene Holding Ltd., Caesars Entertainment Corp., Norwegian Cruise Lines and Beats Music. He has previously served on the boards of directors of AMC Entertainment, Inc., CableCom Gmbh., Countrywide PLC, Culligan Water Technologies, Inc., Furniture Brands International, Mobile Satellite Ventures, National Cinemedia, Inc., National Financial Partners, Inc., New World Communications, Inc., Quality Distribution, Inc., Samsonite Corporation, SkyTerra Communications, Inc., Unity Media SCA, Vail Resorts, Inc. and Wyndham International, Inc.

Mr. Rowan is a founding member and Chairman of Youth Renewal Fund and a member of the Board of Overseers of The Wharton School. He serves on the boards of directors of Jerusalem Online and the New York City Police Foundation. Mr. Rowan graduated Summa Cum Laude from the University of Pennsylvania’s Wharton School of Business with a BS and an MBA in Finance.

Joshua J. Harris, Vice President	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen	Mr. Harris is a Senior Managing Director and Director of Apollo Global Management, LLC and Managing Partner of Apollo Management, L.P. which he co-founded in 1990. Prior to 1990, Mr. Harris was a member of the Mergers and Acquisitions Group of Drexel Burnham Lambert Incorporated. Mr. Harris currently serves on the boards of directors of Apollo Global Management, LLC and Berry Plastics Group Inc. Mr. Harris has previously served on the boards of directors of EP Energy, LyondellBasell Industries B.V., CEVA Group plc, Momentive Performance Materials Holdings LLC, the holding company for Constellium, Verso Paper, Metals USA, Nalco Corporation, Allied Waste Industries, Pacer International, General Nutrition Centers, Furniture Brands International, Compass Minerals Group, Alliance Imaging, NRT Inc., Covalence Specialty Materials, United Agri Products, Quality Distribution, Whitmire Distribution, and Noranda Aluminum. Mr. Harris is a member of The Federal Reserve Bank of New York Investors Advisory Committee on Financial Markets. He is a member of the Council on Foreign

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History

Relations. Mr. Harris serves as Chairman of the Department of Medicine Advisory Board for The Mount Sinai Medical Center and is on the Board of Trustees of the Mount Sinai Medical Center. He is a member of The University of Pennsylvania’s Wharton Undergraduate Executive Board and is on the Board of Trustees for The Allen-Stevenson School and Harvard Business School. Mr. Harris is on the Board of Trustees for the United States Olympic Committee. He is the Managing Partner of the Philadelphia 76ers and the Managing Member of the New Jersey Devils. Mr. Harris graduated summa cum laude and Beta Gamma Sigma from the University of Pennsylvania’s Wharton School of Business with a BS in Economics and received his MBA from the Harvard Business School, where he graduated as a Baker and Loeb Scholar.

James Crossen, Vice President	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen

Mr. James Crossen joined Apollo in 2010. Previously, Mr. Crossen was a Controller at Roundtable Investment Partners LLC and prior to that was a Controller at Fortress Investment Group. Prior to that, Mr. Crossen was a member of the Funds Management and Tax Group at JPMorgan Partners LLC. Mr. Crossen graduated summa cum laude from the University of Connecticut.

John J. Suydam, Vice President and Secretary	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen

Mr. Suydam joined Apollo in 2006 and serves as Apollo’s Chief Legal Officer. From 2002 to 2006, Mr. Suydam was a partner at O’Melveny & Myers LLP where he served as head of Mergers and Acquisitions and co-head of the Corporate Department. Prior to that time, Mr. Suydam served as Chairman of the law firm O’Sullivan, LLP which specialized in representing private equity investors. Mr. Suydam serves on the boards of The Legal Action Center, Environmental Solutions Worldwide, Inc. and New York University School of Law, and is a member of the Department of Medicine Advisory Board of the Mount Sinai Medical Center. Mr. Suydam received his J.D. from New York University and graduated magna cum laude with a B.A. in History from the State University of New York at Albany.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History
Christopher Gruszczynski, Vice President and Secretary	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen

Mr. Christopher Gruszczynski joined Apollo in 2014 as an Attorney in the Legal Department (Private Equity). Prior to that time, Christopher was a Senior Associate in the Mergers & Acquisitions Group at Sullivan & Cromwell LLP from June 2011 to July 2014. Prior to that, Christopher was an Associate in the Private Equity and Mergers & Acquisitions Group at Weil, Gotshal & Manges LLP from September 2008 to June 2011.

Christopher is a member of the American Bar Association and the New York State Bar Association. Christopher graduated from Cornell University with a BA in Economics and Sociology and received his MBA from the MIT Sloan School of Management, his JD from Cornell Law School and his MSc from The London School of Economics.

William B. Kuesel, Vice President and Secretary	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen

Mr. William Kuesel joined Apollo in 2014 as General Counsel, Financial Products. Previously Bill was a corporate partner with O’Melveny & Myers LLP, a corporate partner with O’Sullivan LLP, and a corporate associate with Davis Polk & Wardwell LLP, in each case, focusing on mergers and acquisitions and capital markets activities. Bill graduated magna cum laude from Yale University with a BA in Economics and cum laude from the University of Michigan Law School with a JD.

Jessica L. Lomm, Vice President and Secretary	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen

Ms. Lomm joined Apollo in 2007. Previously, Ms. Lomm was associated with the law firm of O’Melveny & Myers LLP (2003-2006). Ms. Lomm graduated cum laude from Tulane University with a B.S. in Economics and from Rutgers Law School-Newark with a Juris Doctorate.

Laurie D. Medley, Vice President and Assistant Secretary	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen

Ms. Medley is the General Counsel of Private Equity of Apollo having joined in 2006. Prior to that time, Ms. Medley was associated with the law firms of O’Sullivan, LLP from 2001 to 2002, O’Melveny & Myers LLP from 2002 to 2006 and Akin Gump Strauss Hauer & Feld LLP during 2006. Ms. Medley serves on the board of directors of Taos Ski Valley. Ms. Medley graduated cum laude from the University of Mississippi with a BA in Education and summa cum laude with a JD from Vermont Law School.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History
Cindy Z. Michel, Vice President and Assistant Secretary	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen

Ms. Michel joined Apollo in 2007. Prior to joining Apollo, Ms. Michel served as the Director of Compliance of the Private Equity Division and the Global Trading Strategies Group at Lehman Brothers. Prior to that, she was associated with the investment bank Credit-Suisse Securities as a member of its Compliance Department supporting the Private Equity and Investment Banking businesses. Before joining Credit-Suisse, Ms. Michel was associated with the law firm of DLA Piper. Ms. Michel graduated from Columbia University with an AB in English and Economics and holds a JD from Boston University School of Law.

Katherine G. Newman, Vice President and Assistant Secretary	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen	Ms. Newman joined Apollo in 2010. Previously, Ms. Newman was a tax associate at the law firm of Akin Gump Strauss Hauer & Feld. Ms. Newman graduated magna cum laude from Harvard University and received her JD from Georgetown University Law Center.

2.	Parent

Parent, a Delaware corporation, was formed on July 22, 2016, solely for the purpose of completing the Mergers and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Outerwall Merger and arranging financing therefor. Parent has not engaged in any business except as contemplated by the Merger Agreement. The principal office address of Parent is 9 West 57th Street, 43rd Floor, New York, New York 10019. The telephone number at the principal office is 212-515-3200.

3.	Management VIII

Management VIII is a Delaware limited partnership that serves as the manager of Apollo Investment Fund VIII, L.P. and other Apollo investment funds. The general partner of Management VIII is AIF VIII Management, LLC (“AIF VIII LLC”). Apollo Management, L.P. (“Apollo LP”) is the sole member and manager of AIF VIII LLC. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo LP. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP,” and together with Management VIII, AIF VIII LLC, Apollo LP, Management GP and Management Holdings, the “Apollo Management Entities”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers of Management Holdings GP. The principal office address of each of the Apollo Management Entities is 9 West 57th Street, 43rd Floor, New York, New York 10019. The telephone number at the principal office is 212-515-3200.

The principal business of Management VIII is managing Parent, the Equity Investors and other Apollo investment funds. The principal business of AIF VIII LLC is serving as the general partner of Management VIII. The principal business of Apollo LP is serving as the sole member and manager of AIF VIII LP and other Apollo Management Entities. The principal business of Management GP is serving as the general partner of Apollo LP. The principal business of Management Holdings is serving as the sole member and manager of Management GP and other Apollo Management Entities. The principal business of Management Holdings GP is serving as the general partner of Management Holdings LP.

Managers and Principal Executive Officers of Management Holdings GP

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the managers and principal executive officers of Management Holdings GP are set forth below.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History
Leon Black	See respective information under “Directors and Executive Officers of the Offeror” in Section 1 of this Schedule A.	See respective information under “Directors and Executive Officers of the Offeror” in Section 1 of this Schedule A.
Marc Rowan	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen	See respective information under “Directors and Executive Officers of the Offeror” in Section 1 of this Schedule A.
Joshua Harris	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen	See respective information under “Directors and Executive Officers of the Offeror” in Section 1 of this Schedule A.

The Depositary and Paying Agent for the Offer is:

If delivering by overnight courier: Computershare C/O Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021	If delivering by mail: Computershare C/O Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011

The Information Agent for the Offer is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others Call Toll-Free: (855) 305-0856

Email: info@okapipartners.com